Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following prospectus supplement was made available on April 19, 2022.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

SUPPLEMENT TO PROSPECTUS	March 9, 2022

SUPPLEMENT TO PROSPECTUS

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, AZERBAIJAN, CANADA, GEORGIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA (“HONG KONG”), JAPAN, JERSEY, KAZAKHSTAN, SERBIA, SINGAPORE, SOUTH AFRICA, SWITZERLAND, THE UNITED STATES OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW.

This document (the “Supplement Document”) is a supplement to the prospectus (the “Prospectus”) of DoorDash, Inc. (“DoorDash”) relating to the offering of Class A common stock of DoorDash in connection with the acquisition by DoorDash of Wolt Enterprises Oy. The Prospectus was originally approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) on February 23, 2022 with the journal number FIVA 3/02.05.04/2022. The FIN-FSA has on March 9, 2022 approved this Supplement Document with the journal number FIVA 20/02.05.04/2022.

Unless otherwise stated herein, the definitions used in this Supplement Document have the same meanings as those used in the Prospectus. This Supplement Document constitutes a part of the Prospectus and should be read together therewith.

On March 1, 2022, DoorDash filed with the U.S. Securities and Exchange Commission its annual report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”). The 2021 Annual Report includes, inter alia, DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2021 as well as updated information regarding the risk factors relating to DoorDash.

In addition, Russia’s military attack and operations in Ukraine have resulted in coordinated sanctions and export-control measure packages by the European Union, the United Kingdom, and the United States, among others. While Wolt does not operate in Russia or Ukraine, it has significant operations in countries that border Russia and Ukraine and has customers and partners from both countries. Russian military operations, as well as sanctions and export controls, may negatively impact Wolt’s operations.

In addition, on March 7, 2022, the FIN-FSA confirmed that it does not oppose the indirect change of control in Wolt License Services Oy that will occur as a result of the consummation of the Transaction.

This Supplement Document has been prepared in order to supplement the information contained in the Prospectus with the information contained in the 2021 Annual Report, to illustrate the risks related to Wolt with respect to Russian military operations in Ukraine and related sanctions and export controls targeting Russia, as well as to supplement the Prospectus with information concerning the confirmation by the FIN-FSA that it does not oppose the indirect change of control in Wolt License Services Oy that will occur as a result of the consummation of the Transaction, in each case as further set out in this Supplement Document. Further, DoorDash’s annual report on Form 10-K for the year ended December 31, 2021 is hereby incorporated by reference into the Prospectus, and the section titled “Documents incorporated by reference” on page 254 of the Prospectus is updated accordingly as set out below.

I

TABLE OF CONTENTS	II

SUPPLEMENTS TO THE PROSPECTUS	1

Supplements to the section titled “Summary”	1

Supplements to the section titled “Tiivistelmä”	1

Supplements to the section titled “Risk factors”	2

Supplements to the section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash”	2

Supplements to the section titled “The Transaction – Regulatory approvals”	3

Supplements to the section titled “Capitalization and indebtedness of DoorDash ”	3

Supplements to the section titled “Selected historical financial information of DoorDash”	4

Supplements to the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings – Independent contractor classification matters”	11

Supplements to the section titled “Information about DoorDash – Business of DoorDash – Regulatory environment”	13

Supplements to the section titled “Information about DoorDash – Operating and financial review of DoorDash”	15

Supplements to the section titled “Documents incorporated by reference ”	16

INFORMATION ABOUT THIS SUPPLEMENT DOCUMENT	17

Important information	17

Notice to Wolt securityholders in jurisdictions other than Finland	17

ANNEX A – AMENDMENTS TO THE SECTION TITLED “RISK FACTORS” OF THE PROSPECTUS	A

II

SUPPLEMENTS TO THE PROSPECTUS

Supplements to the section titled “Summary”

The section of the Prospectus summary titled “What is the key financial information regarding the issuer?” on pages 3-4 of the Prospectus is replaced in its entirety with the following information to reflect the fact that the financial information of DoorDash for the financial year ended and as of December 31, 2021 is audited. Amended paragraphs or information, as applicable, have been underlined.

— — —

What is the key financial information regarding the issuer?

The following table presents selected financial information of DoorDash as at the dates and for the periods indicated. The selected financial information presented below has been prepared in accordance with accounting principles generally accepted in the United States of America, and has been derived from (i) DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2021, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2021; (ii) DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, including the unaudited comparative financial information for the nine months ended September 30, 2020, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021; (iii) DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020; and (iv) DoorDash’s audited consolidated balance sheet as of December 31, 2018 and the notes thereto, as included on pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, all of which are incorporated by reference into this Prospectus.

	For the nine months ended and as of September 30,		For the year ended and as of December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions, except per share data)	(unaudited)		(audited)
Revenue	3,588	1,916	4,888	2,886	885	291
Loss from operations	(298)	(131)	(452)	(436)	(616)	(210)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Net loss per share attributable to common stockholders, basic and diluted	(0.94)	(3.34)	(1.39)	(7.39)	(15.44)	(4.67)
Total assets	6,358	(1)	6,809	6,353	1,732	683
Total liabilities	1,692	(1)	2,142	1,653	550	134
Total stockholders’ equity (deficit)	4,666	(1)	4,667	4,700	(1,082)	(436)
Net cash provided by (used in) operating activities	525	315	692	252	(467)	(159)
Net cash used in investing activities	(1,520)	(129)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	(487)	714	(483)	3,996	1,109	666

(1)	Comparative balance sheet data as of September 30, 2020 is not presented in the Prospectus.

— — —

Supplements to the section titled “Tiivistelmä”

Esitteen tiivistelmän kohta “Mitä ovat liikkeeseenlaskijaa koskevat keskeiset taloudelliset tiedot?” esitteen sivuilla 10-11 korvataan kokonaisuudessaan seuraavilla tiedoilla, jotka kuvastavat sitä, että DoorDashin taloudelliset tiedot 31.12.2021 päättyneeltä tilikaudelta ovat tilintarkastettuja. Täydennetyt tiedot on merkitty alleviivaamalla.

— — —

Mitä ovat liikkeeseenlaskijaa koskevat keskeiset taloudelliset tiedot?

Seuraavassa taulukossa esitetään eräitä DoorDashin taloudellisia tietoja mainituilta ajanjaksoilta. Alla esitetyt eräät taloudelliset tiedot on laadittu Yhdysvalloissa yleisesti hyväksyttyjen tilinpäätösperiaatteiden mukaisesti ja ne ovat peräisin (i) DoorDashin tilintarkastetusta konsernitilinpäätöksestä 31.12.2021 päättyneeltä tilikaudelta, sellaisina kuin ne sisältyvät DoorDashin Form 10-K lomakkeen mukaiseen vuosikertomukseen 31.12.2021 päättyneeltä tilikaudelta; (ii) DoorDashin tilintarkastamattomista tiivistetyistä konsernin osavuositiedoista 30.9.2021 päättyneeltä yhdeksän kuukauden ajanjaksolta, sisältäen tilintarkastamattomat vertailutiedot 30.9.2020 päättyneeltä yhdeksän kuukauden ajanjaksolta, sellaisina kuin ne sisältyvät DoorDashin Form 10-Q lomakkeen mukaiseen osavuosikatsaukseen 30.9.2021 päättyneeltä vuosineljännekseltä; (iii) DoorDashin tilintarkastetusta konsernitilinpäätöksestä 31.12.2020 päättyneeltä tilikaudelta, sisältäen vertailutiedot 31.12.2019 ja 31.12.2018 päättyneiltä tilikausilta, sellaisina kuin ne sisältyvät Doordashin Form 10-K lomakkeen mukaiseen vuosikertomukseen 31.12.2020 päättyneeltä tilikaudelta; ja (iv) DoorDashin tilintarkastetusta konsernitaseesta 31.12.2018 ja sen liitetiedoista sellaisina kuin ne sisältyvät DoorDashin SEC:lle 13.11.2020 lomakkeella S-1 toimittaman rekisteröintiasiakirjan sivuille F-3 ja F-10–F-53, jotka ovat kaikki sisällytetty viittaamalla tähän Esitteeseen.

	30.9. päättyneeltä yhdeksältä kuukaudelta		31.12. päättyneeltä tilikaudelta
	2021	2020	2021	2020	2019	2018

(miljoonaa Yhdysvaltain dollaria, paitsi osakekohtaiset tiedot)	(tilintarkastamaton)		(tilintarkastettu)
Liikevaihto	3 588	1 916	4,888	2 886	885	291
Liiketoiminnan tappio	(298)	(131)	(452)	(436)	(616)	(210)
Tilikauden tulos	(313)	(149)	(468)	(461)	(667)	(204)
Kantaosakkeisiin kohdistuva osakekohtainen tulos, laimentamaton ja laimennettu	(0,94)	(3,34)	(1.39)	(7,39)	(15,44)	(4,67)
Varat yhteensä	6 358	(1)	6,809	6 353	1,732	683
Velat yhteensä	1 692	(1)	2,142	1 653	550	134
Oma pääoma yhteensä	4 666	(1)	4,667	4 700	(1 082)	(436)
Liiketoiminnan nettorahavirta	525	315	692	252	(467)	(159)
Investointien nettorahavirta	(1 520)	(129)	(2,047)	(192)	(570)	(357)
Rahoituksen nettorahavirta	(487)	714	(483)	3 996	1 109	666

(1)	Taseen vertailutietoja per 30.9.2020 ei esitetä Esitteessä.

— — —

Supplements to the section titled “Risk factors”

The 2021 Annual Report includes certain incremental updates to certain risk factors relating to DoorDash and the Transaction. To ensure that the information contained in the Prospectus is consistent with the information contained in the 2021 Annual Report, as well as to illustrate the risks related to Wolt with respect to Russian military operations in Ukraine and related sanctions and export controls targeting Russia, the section titled “Risk factors” of the Prospectus is amended accordingly as set out in Annex A to this Supplement Document. Annex A only includes risk factors that are new or have been amended. Such new or amended paragraphs or information, as applicable, have been underlined.

Supplements to the section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash”

The section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash” on page 86 of the Prospectus is replaced in its entirety with the following information to reflect the fact that the financial information of DoorDash for the financial year ended and as of December 31, 2021 is audited. Amended paragraphs or information, as applicable, have been underlined.

— — —

Historical financial information of DoorDash

The historical financial information of DoorDash included in this Prospectus has been derived from

i.

DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2021, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”), which is incorporated by reference into this Prospectus;

ii.

DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, including the unaudited comparative financial information for the nine months ended September 30, 2020, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021 (the “Interim Report”), which is incorporated by reference into this Prospectus;

iii.

DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”), which is incorporated by reference into this Prospectus; and

iv.

DoorDash’s audited consolidated balance sheet as of December 31, 2018, as included in DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020 (the “Form S-1”), pages F-3 and F-10 – F-53 of which, containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto, are incorporated by reference into this Prospectus, whereas the non-incorporated parts of the Form S-1 are either not relevant for the Wolt securityholders or covered elsewhere in this Prospectus.

All of the historical financial information referred to above has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

— — —

Supplements to the section titled “The Transaction – Regulatory approvals”

The second paragraph of the section titled “The Transaction – Regulatory approvals” on page 103 of the Prospectus is replaced in its entirety with the following information to reflect the fact that on March 7, 2022, the FIN-FSA confirmed that it does not oppose the indirect change of control in Wolt License Services Oy that will occur as a result of the consummation of the Transaction. Amended paragraphs or information, as applicable, have been underlined.

— — —

Wolt License Services Oy, a subsidiary of Wolt, is a licensed payment institution under the Finnish Act on Payment Institutions (statute 297/2010, as amended). As the Transaction constitutes an indirect change of control in Wolt License Services Oy, DoorDash is under Finnish law required to notify the Transaction to the FIN-FSA. The FIN-FSA has a right to prohibit the Transaction and it may also prohibit DoorDash from indirectly exercising its voting rights in Wolt License Services Oy if the Transaction is consummated before the FIN-FSA approval. Therefore, the Transaction is conditioned upon the FIN-FSA approval. Once the FIN-FSA has, within two (2) business days from the filing of the notification, confirmed that the information provided in the notification is considered complete, the statutory handling time applicable to the notification is sixty (60) business days, which may be extended by up to thirty (30) business days if the FIN-FSA deems that it needs additional information in order to process the notification. On December 20, 2021, DoorDash filed the notification regarding the indirect change of control in Wolt License Services Oy with the FIN-FSA, and on March 7, 2022, the FIN-FSA confirmed that it does not oppose the indirect change of control in Wolt License Services Oy that will occur as a result of the consummation of the Transaction.

— — —

Supplements to the section titled “Capitalization and indebtedness of DoorDash”

The section titled “Capitalization and indebtedness of DoorDash” on pages 131–132 of the Prospectus is replaced in its entirety with the following information to reflect the fact that the financial information of DoorDash for the financial year ended and as of December 31, 2021 is audited. Amended paragraphs or information, as applicable, have been underlined.

— — —

CAPITALIZATION AND INDEBTEDNESS OF DOORDASH

The following table sets forth the capitalization and indebtedness of DoorDash as of December 31, 2021 on actual basis based on DoorDash’s unaudited balance sheet information as of the same date.

The table should be read together with the sections titled “Information about this Prospectus – Presentation of financial and certain other information” and “Selected historical financial information of DoorDash” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, and unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, as included in the 2021 Annual Report, the Annual Report, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

As of December 31, 2021
(USD in millions)	(audited)
CAPITALIZATION
Total current debt (including current portion of non-current debt)	26
Guaranteed/secured	—
Unguaranteed/unsecured	26
Total non-current debt (excluding current portion of non-current debt)	373
Guaranteed/secured	—
Unguaranteed/unsecured	373

Stockholders’ equity	4,667
Additional paid-in capital	6,752
Accumulated other comprehensive loss	(4)
Accumulated deficit	(2,081)
Total	5,066
INDEBTEDNESS
(A) Cash	1,910
(B) Cash equivalents	594
(C) Short-term marketable securities	1,253
(D) Liquidity (A + B + C)	3,757
(E) Current financial debt	—
(F) Current portion of non-current financial debt(1)	26
(G) Current financial indebtedness (E + F)	26
(H) Net current financial indebtedness (G - D)	(3,731)
(I) Non-current financial debt(2)	373
(J) Debt instruments	—
(K) Non-current trade and other payables	—
(L) Non-current financial indebtedness (I + J +K)	373
(M) Total net financial indebtedness (H + L)	(3,358)

(1)	Consists of current operating lease liabilities.
(2)	Consists of non-current operating lease liabilities.

For information about DoorDash’s off-balance sheet liabilities, contractual obligations and contingent liabilities, see the section titled “Information about DoorDash – Operating and financial review of DoorDash – Off-balance sheet arrangements” of this Prospectus.

There have not been any material changes in DoorDash’s capitalization and indebtedness between December 31, 2021 and the date of this Prospectus.

Working capital statement

DoorDash believes that the working capital available to it is sufficient to cover its needs for at least 12 months following the date of this Prospectus.

— — —

Supplements to the section titled “Selected historical financial information of DoorDash”

The section titled “Selected Historical Financial Information of DoorDash” on pages 133–139 of the Prospectus is replaced in its entirety with the following information to reflect the fact that the financial information of DoorDash for the financial year ended and as of December 31, 2021 is audited. Amended paragraphs or information, as applicable, have been underlined.

— — —

SELECTED HISTORICAL FINANCIAL INFORMATION OF DOORDASH

The following tables present selected financial information of DoorDash as of and for the financial years ended December 31, 2021, 2020, 2019 and 2018, and as of and for the nine month period ended September 30, 2021. The selected financial information presented below has been prepared in accordance with US GAAP, and has been derived from the 2021 Annual Report, the Interim Report, the Annual Report, and pages F-3 and F-10 – F-53 of the Form S-1, all of which are incorporated by reference into this Prospectus.

The selected financial information provided herein should be read together with the information included in the section titled “Information about this Prospectus – Presentation of financial and certain other information” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended

December 31, 2021, 2020, 2019, and 2018, and unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, as included in pages F-3 and F-10 – F-53 of the Form S-1, the Annual Report, the 2021 Annual Report, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

Consolidated statements of operations data

The following table summarizes DoorDash’s historical consolidated statements of operations data for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions, except share amounts which are reflected in thousands, and per share data)	(unaudited)		(audited)
Revenue	3,588	1,916	4,888	2,886	885	291
Costs and expenses:(1)
Cost of revenue, exclusive of depreciation and amortization	1,703	899	2,338	1,368	523	228
Sales and marketing	1,206	610	1,619	957	594	135
Research and development	297	112	430	321	107	51
General and administrative	573	337	797	556	245	78
Depreciation and amortization(2)	107	89	156	120	32	9
Total costs and expenses	3,886	2,047	5,340	3,322	1,501	501
Loss from operations	(298)	(131)	(452)	(436)	(616)	(210)
Interest income	2	6	3	7	18	7
Interest expense	(13)	(22)	(14)	(32)	—	(1)
Other income (expense), net	(1)	—	—	3	(68)	—
Loss before income taxes	(310)	(147)	(463)	(458)	(666)	(204)
Provision for income taxes	3	2	5	3	1	—
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Premium paid on repurchase of redeemable convertible preferred stock	—	—	—	—	—	(3)
Deemed dividend to preferred stockholders	—	—	—	—	(1)	—
Net loss attributable to common stockholders	(313)	(149)	(468)	(461)	(668)	(207)
Net loss per share attributable to common stockholders, basic and diluted	(0.94)	(3.34)	(1.39)	(7.39)	(15.44)	(4.67)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	334,277	44,568	336,847	62,390	43,252	44,305

(1)	Costs and expenses include stock-based compensation expense as follows:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions)	(unaudited)		(audited)
Cost of revenue, exclusive of depreciation and amortization	34	1	46	31	2	3
Sales and marketing	38	1	52	37	2	3
Research and development	129	5	182	171	8	11
General and administrative	156	4	206	83	6	7
Total stock-based compensation expense	357	11	486	322	18	24

(2)	Depreciation and amortization related to the following:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions)	(unaudited)		(audited)
Cost of revenue	70	73	98	97	27	8
Sales and marketing	15	10	20	14	3	1
Research and development	17	4	30	6	1	—
General and administrative	5	2	8	3	1	—
Total depreciation and amortization	107	89	156	120	32	9

Consolidated statements of comprehensive loss

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions)	(unaudited)		(audited)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Other comprehensive (loss) income:
Change in unrealized (loss) gain on marketable securities	—	1	(4)	—	1	(1)
Total other comprehensive (loss) income	—	1	(4)	—	1	(1)
Comprehensive loss	(313)	(148)	(472)	(461)	(666)	(205)

Consolidated balance sheet data

The following table summarizes DoorDash’s historical consolidated balance sheet data as of the dates indicated:

	As of September 30,	As of December 31,
	2021	2021	2020	2019	2018

(USD in millions)	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,861	2,504	4,345	257	215
Short-term marketable securities	1,299	1,253	514	508	255
Funds held at payment processors	119	320	146	50	41
Accounts receivable, net	286	349	291	58	19
Prepaid expenses and other current assets	142	139	221	125	39
Total current assets	4,707	4,565	5,517	998	569
Restricted cash	—	2	—	30	—
Long-term marketable securities	554	650	—	—	86
Property and equipment, net	355	402	210	101	21
Operating lease right-of-use assets	301	336	203	166	—
Goodwill	316	316	316	306	—
Intangible assets, net	64	61	74	103	—
Non-marketable equity securities	—	409	—	—	—
Other assets	61	68	33	28	7
Total assets	6,358	6,809	6,353	1,732	683
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	86	161	80	20	35
Operating lease liabilities	27	26	15	17	—
Convertible notes	—	—	364	—	—
Accrued expenses and other current liabilities	1,226	1,573	943	345	75

Total current liabilities	1,339	1,760	1,402	382	110
Operating lease liabilities	339	373	238	167	—
Convertible notes	—	—	—	—	—
Other liabilities	14	9	13	1	24
Total liabilities	1,692	2,142	1,653	550	134
Commitments and contingencies(1)
Redeemable convertible preferred stock(2)	—	—	—	2,264	985
Stockholders’ equity (deficit): (3)	—		—	—	—
Additional paid-in capital	6,592	6,752	6,313	70	50
Accumulated other comprehensive loss	—	(4)	—	—	(1)
Accumulated deficit	(1,926)	(2,081)	(1,613)	(1,152)	(485)
Total stockholders’ equity (deficit)	4,666	4,667	4,700	(1,082)	(436)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	6,358	6,809	6,353	1,732	683

(1)

For information on commitments and contingencies, see Note 10 to DoorDash’s audited consolidated balance sheet as of December 31, 2018, included on pages F35 – F38 of the Form S-1, Note 10 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, included in the 2021 Annual Report and the Annual Report, respectively, and Note 8 to DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, included in the Interim Report, all of which are incorporated by reference into this Prospectus.

(2)

Redeemable convertible preferred stock, $0.00001 par value, 191,613, 235,860, zero, zero and zero shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; 191,316, 230,667, zero, zero and zero shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; liquidation preference of $985, $2,197, zero, zero and zero as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively.

(3)

Common stock, $0.00001 par value, 292,500, 360,000, 6,000,000, 6,000,000 and 6,000,000 Class A shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; 41,802, 43,937, 287,190, 315,266 and 310,964 Class A shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; zero, zero, 200,000, 200,000 and 200,000 Class B shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; zero, zero, 31,313, 31,246 and 31,459 Class B shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; zero, zero, 2,000,000, 2,000,000 and 2,000,000 Class C shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively; and zero Class C shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and September 30, 2021 (unaudited), respectively. For further information, see also the section titled “Information about DoorDash – Shares and share capital of DoorDash – Shares and share capital” of this Prospectus.

Consolidated statement of cash flows data

The following table summarizes DoorDash’s historical cash flows for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions)	(unaudited)		(audited)
Net cash provided by (used in) operating activities	525	315	692	252	(467)	(159)
Net cash used in investing activities	(1,520)	(129)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	(487)	714	(483)	3,996	1,109	666
Foreign currency effect on cash, cash equivalents, and restricted cash	(1)	—	(1)	2	—	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,483)	900	(1,839)	4,058	72	150
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	2,861	1,096	2,504	4,345	257	215
Restricted cash	1	91	2	—	30	—
Total cash, cash equivalents, and restricted cash	2,862	1,187	2,506	4,345	287	215

Key business metrics and alternative performance measures

In addition to the measures presented in DoorDash’s consolidated financial statements, DoorDash uses the following key business metrics and alternative performance measures to help it evaluate its business, identify trends affecting its business, formulate business plans, and make strategic decisions:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(In millions, except percentages)	(unaudited)		(unaudited)
Total Orders	1,021	543	1,390	816	263	83
Marketplace GOV	$30,785	$16,485	$41,944	$24,664	$8,039	$2,812
Contribution Profit (Loss)(1)	$780	$433	$1,071	$663	$(200)	$(59)
Contribution Margin(1)	22%	23%	22%	23%	(23)%	(20)%
Contribution Profit (Loss) as a % of Marketplace GOV	3%	3%	3%	3%	(2)%	(2)%
Adjusted EBITDA(1)	$242	$95	$289	$189	$(475)	$(158)
Adjusted EBITDA Margin(1)	7%	5%	6%	7%	(54%)	(54)%
Adjusted EBITDA as a % of Marketplace GOV	1%	1%	1%	1%	(6)%	(6)%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are alternative performance measures. For more information regarding DoorDash’s use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “– Definitions and reasons for the use of alternative performance measures” below.

Definitions of business metrics

Business metric	Definition
Total Orders	DoorDash defines Total Orders as all orders completed on the DoorDash platform, including those completed through the DoorDash Marketplace and Platform Services businesses, over the period of measurement.

Marketplace GOV	DoorDash defines Marketplace GOV as the total dollar value of orders completed on its Marketplace, including taxes, tips, and any applicable consumer fees, including membership fees related to DashPass. The DoorDash Marketplace orders include orders completed through Pickup and DoorDash for Work. Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through DoorDash Drive and Storefront because DoorDash utilizes a per-order fee structure for such orders and typically does not receive information regarding the dollar value of such orders.

Definitions and reasons for the use of alternative performance measures

Alternative performance measure	Definition	Reasons for the use
Contribution Profit (Loss)

DoorDash defines Contribution Profit (Loss) as its gross profit (loss) less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing expenses and (iii) allocated overhead included in cost of revenue and sales and marketing expenses. Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.

DoorDash uses Contribution Profit (Loss) to evaluate its operating performance and trends. DoorDash believes that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders.
Contribution Margin

DoorDash defines gross margin as gross profit (loss) as a percentage of revenue for the same period and Contribution Margin as Contribution Profit (Loss) as a percentage of revenue for the same period.

Adjusted EBITDA

DoorDash defines Adjusted EBITDA as net income (loss), adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) a one-time non-cash change in fair value of a forward contract related to the issuance of DoorDash’s Series F redeemable convertible preferred stock, (iii) loss on disposal of property and equipment, (iv) transaction-related costs, (v) impairment expenses, (vi) provision for income taxes,

(vii) interest income and expense, (viii) other income (expense), net, (ix) stock-based compensation expense and certain payroll tax expense and (x) depreciation and amortization expense.

Adjusted EBITDA is a performance measure that DoorDash uses to assess its operating performance and the operating leverage in its business.
Adjusted EBITDA Margin	Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue for the same period.

Reconciliation of alternative performance measures

Contribution Profit (Loss)

Gross profit (loss) is the most directly comparable financial measure to Contribution Profit (Loss). The following table provides a reconciliation of gross profit to Contribution Profit:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions, except percentages)	(unaudited)		(audited, unless otherwise indicated)
Revenue	3,588	1,916	4,888	2,886	885	291
Less: Cost of revenue, exclusive of depreciation and amortization	(1,703)	(899)	(2,338)	(1,368)	(523)	(228)
Less: Depreciation and amortization related to cost of revenue	(70)	(73)	(98)	(97)	(27)	(8)
Gross profit (unaudited)	1,815	944	2,452	1,421	335	55
Gross Margin (unaudited)	51%	49%	50%	49%	38%	19%

Less: Sales and marketing	(1,206)	(610)	(1,619)	(957)	(594)	(135)
Add: Depreciation and amortization related to cost of revenue (unaudited)	70	73	98	97	27	8
Add: Stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing (unaudited)	73	2	101	70	4	6
Add: Allocated overhead included in cost of revenue and sales and marketing (unaudited)	28	24	39	32	28	7
Contribution Profit (Loss) (unaudited)	780	433	1,071	663	(200)	(59)
Contribution Margin (unaudited)	22%	23%	22%	23%	(23)%	(20)%

Adjusted EBITDA

The following tables provide a reconciliation of net loss to Adjusted EBITDA and a calculation of Adjusted EBITDA Margin:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018

(USD in millions, except percentages)	(unaudited)		(audited, unless otherwise indicated)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Certain legal, tax, and regulatory settlements, reserves, and expenses (unaudited)(1)	66	115	77	160	86	19
Transaction-related costs (unaudited)	2	—	10	1	5	—
Impairment expenses (unaudited)(2)	1	11	1	11	—	—
Provision for income taxes	3	2	5	3	1	—
Interest income and expense (unaudited)	11	16	11	25	(18)	(6)
Other (income) expense, net(3)	1	—	—	(3)	68	—
Stock-based compensation expense and certain payroll tax expense (unaudited)(4)	364	11	497	333	18	24
Depreciation and amortization expense	107	89	156	120	32	9
Adjusted EBITDA (unaudited)	242	95	289	189	(475)	(158)
Adjusted EBITDA Margin (unaudited)	7%	5%	6%	7%	(54)%	(54)%

(1)

DoorDash excludes certain costs and expenses from its calculation of adjusted EBITDA because management believes that these costs and expenses are not indicative of DoorDash’s core operating performance, do not reflect the underlying economics of DoorDash’s business, and are not necessary to operate DoorDash’s business. These excluded costs and expenses consist of (i) certain legal, tax, and regulatory settlements, reserves, and expenses related to worker classification matters, DoorDash’s historical Dasher pay model and DoorDash’s September 2019 data breach incident, (ii) reserves for the collection of sales and indirect taxes that DoorDash does not expect to incur on a recurring basis, (iii) costs related to the settlement of an intellectual property matter, (iv) expenses related to supporting various policy matters, including those related to worker classification and price controls and (v) donations as part of DoorDash’s COVID-19 pandemic relief efforts. DoorDash believes it is appropriate to exclude the foregoing matters from its calculation of adjusted EBITDA because (i) the timing and magnitude of such expenses are unpredictable and thus not part of management’s budgeting or forecasting process, and (ii) with respect to worker classification matters, management currently expects such expenses will not be material to DoorDash’s results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of Proposition 22 and similar legislation.

(2)

Consists of impairment expense related to an operating lease right-of-use asset associated with DoorDash’s former headquarters, which DoorDash assigned to another company. The sublessee of the operating lease right-of-use asset is in default with respect to rental payments as of April 1, 2020 onwards. For additional information, please see Note 8 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, included in the 2021 Annual Report and the Annual Report, respectively, which are incorporated by reference into this Prospectus.

(3)

In connection with the issuance of shares of DoorDash’s Series F redeemable convertible preferred stock, DoorDash committed to sell an existing investor shares of DoorDash’s Series F redeemable convertible preferred stock in a subsequent closing at the initial issuance price of the Series F redeemable convertible preferred stock. DoorDash determined this commitment to be a forward contract, classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into and settled during the year ended December 31, 2019, resulting in a $67 million one-time non-cash change in fair value of a forward contract recorded in that period.

(4)	Represents stock-based compensation expense, as well as payroll tax expense related to stock-based compensation expense incurred in connection with the DoorDash IPO.

No significant change in the financial position of DoorDash

In DoorDash’s view, no significant change in its financial position or results of operations have occurred between December 31, 2021 and the date of this Prospectus.

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Supplements to the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings – Independent contractor classification matters”

The section titled “Information about DoorDash – Business of DoorDash – Legal proceedings – Independent contractor classification matters” on pages 150–152 of the Prospectus is replaced in its entirety with the following information to reflect certain incremental updates contained in the 2021 Annual Report. Amended paragraphs or information, as applicable, have been underlined.

— — —

Independent contractor classification matters

DoorDash is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party delivery providers on DoorDash’s platform and on the Caviar platform as independent contractors, and claims that, by the alleged misclassification, DoorDash has violated various labor and other laws that would apply to delivery employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for DoorDash.

DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex, including an action brought by the San Francisco District Attorney in June 2020. In addition, some jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. For example, the California Legislature passed AB 5, which was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. DoorDash, along with certain other companies, supported Proposition 22 to address AB 5 and preserve flexibility for Dashers, which was approved by voters in November 2020 and went into effect in December 2020. However, on August 20, 2021, the Alameda County Superior Court in California issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General, the Protect App-Based Drivers and Services coalition and individual sponsors of Proposition 22 have filed notices of appeal to the California Court of Appeal. Proposition 22 remains in effect pending further court proceedings. Under Proposition 22, certain provisions regarding compensation, along with certain other requirements, are now applicable to DoorDash and Dashers in California and DoorDash’s costs related to Dashers have increased in California. To offset a portion of these increased costs, DoorDash does in certain circumstances charge higher fees and commissions, which could result in lower order volumes over time and adversely impact DoorDash’s results of operations. In addition, several jurisdictions where DoorDash operates may be considering adopting legislation, or DoorDash may propose or support legislation, ballot initiatives, or other legislative processes in certain jurisdictions, that would pair worker flexibility and independence with new protections and benefits, and DoorDash is engaged in ongoing discussions with Dashers, policy makers and other stakeholders regarding the future of the type of work that Dashers perform. To the extent other jurisdictions adopt such legislation, or DoorDash proposes or support legislation, ballot initiatives or other legislative processes in certain jurisdictions, DoorDash would expect its costs related to Dashers in such jurisdictions to increase and DoorDash could experience lower order volumes in such jurisdictions if DoorDash charges higher fees and commissions as a result of such laws, and DoorDash’s results of operations would be adversely impacted. For example, DoorDash, along with certain other companies, app-based drivers, and community groups, are supporting a campaign for a 2022 ballot initiative in Massachusetts that would pair worker flexibility and independence with new protections and benefits for Dashers in

Massachusetts. Even with the passage of Proposition 22 and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. For example, certain plaintiffs filed a claim in California Superior Court challenging the constitutionality of Proposition 22, which resulted in the Alameda County Superior Court’s order noted above (which is being appealed), and similar challenges may also be filed. In addition, DoorDash could face further challenges to the classification of Dashers that utilize DoorDash’s platform as independent contractors as other states where DoorDash operates are considering adopting similar legislation or regulations.

DoorDash is currently involved in a number of putative class actions, representative actions, such as those brought under PAGA and individual claims both in court as well as arbitration and other matters challenging the classification of third-party delivery providers on DoorDash’s platform and on the Caviar platform as independent contractors.

In November 2019, DoorDash filed an agreement to pay $40 million with the representatives of Dashers that had filed certain actions in California and Massachusetts in settlement of claims under PAGA and class action claims alleging worker misclassification of Dashers, or the Marciano settlement. These actions were filed by and on behalf of Massachusetts Dashers that utilized the DoorDash platform since September 2014 and California Dashers that utilized the DoorDash platform since August 2016. The settlement was filed with the Superior Court of California, County of San Francisco on November 21, 2019. On April 24, 2020, the court issued a tentative ruling raising certain issues with the filed settlement agreement and requesting supplemental briefing from the parties. On June 8, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. The amended settlement agreement increased the total amount to be paid by DoorDash from $40 million to $41 million. On June 19, 2020, the court issued a tentative ruling raising certain issues with the filed amended settlement agreement and requesting supplemental briefing from the parties. On July 24, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. On August 31, 2020, the court issued a tentative ruling denying plaintiff’s motion for preliminary approval of the amended settlement without prejudice and inviting the parties to file supplemental briefing addressing the concerns raised by the court. On October 30, 2020, DoorDash entered into an amended settlement agreement to increase the total amount to be paid by DoorDash from $41 million to $89 million. On November 4, 2020, the parties submitted supplemental briefing and the amended settlement agreement to the court. On February 17, 2021, the court issued a tentative ruling denying plaintiff’s motion for preliminary approval of the amended settlement without prejudice. On April 7, 2021, plaintiffs filed a notice of withdrawal of the motion for preliminary approval of the settlement. In light of the court’s concern about the plaintiffs releasing various class claims that were not originally pled in the Marciano action (which was filed as a PAGA-only case), the parties agreed not to seek a release of these claims Marciano, but to instead present a new proposed settlement in Marko v DoorDash, Inc., Case No. BC659841 (Los Angeles Super. Ct.), where the court currently has jurisdiction over the various class claims under the Labor Code encompassed by the agreement. On April 16, 2021, plaintiffs filed a revised settlement agreement with the Superior Court of California, County of Los Angeles, or the Marko settlement. The total amount to be paid by DoorDash is $100 million. On January 13, 2022, the court granted final approval of the Marko settlement which resolves claims under PAGA and claims alleging worker misclassification for Dashers in California for the period of August 30, 2016 through December 31, 2020 and claims alleging worker misclassification for Dashers in Massachusetts for the period of September 26, 2014 through March 31, 2021.

More than 35,000 Dashers and Caviar delivery providers who have entered into arbitration agreements with DoorDash have filed or expressed an intention to file arbitration demands against DoorDash that assert worker misclassification claims. As of May 13, 2021, DoorDash reached agreements that would resolve the worker misclassification claims for the substantial majority of these individuals. Under these agreements, certain Dashers and Caviar delivery providers were eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. As of December 31, 2021, individual settlement agreements have been executed and amounts paid thereunder, in an aggregate amount of approximately $83 million, including attorneys’ fees, and covering approximately 31,000 Dashers and Caviar delivery providers. DoorDash does not admit any allegations of wrongdoing as part of the resolution of these matters.

Various other Dashers and Caviar delivery providers have challenged or threatened to challenge, and may challenge in the future, their classification on the DoorDash platform and on the Caviar platform, respectively, as an independent contractor under federal and state law, seeking monetary, injunctive, or other relief. DoorDash is currently involved in a number of such actions filed by individual Dashers and Caviar delivery providers, with many additional claims threatened, including those brought in, or compelled pursuant to DoorDash’s independent contractor agreement to, individual arbitration. In addition, in June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that DoorDash misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar DoorDash from continuing to classify Dashers as independent contractors. In August 2020, the San Francisco District Attorney filed a motion for preliminary injunction that would bar DoorDash from continuing to classify Dashers in California as independent contractors during the pendency of this case. In December 2020, the San Francisco District Attorney withdrew its request for preliminary injunction. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case. In addition, in 2017, DoorDash settled one classification matter in California on a class basis including claims raised under PAGA and in 2022, it settled a similar classification matter covering Massachusetts and California.

DoorDash has been proactively working with state and local governments and regulatory bodies to ensure that its platform can continue to operate in the United States and foreign jurisdictions including Canada and Australia. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to DoorDash’s industry and related technologies.

DoorDash believes it has meritorious defenses and intends to dispute the allegations of wrongdoing and defend itself vigorously in these matters. Legal Proceedings related to these matters can have an adverse impact on DoorDash because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

— — —

Supplements to the section titled “Information about DoorDash – Business of DoorDash – Regulatory environment”

The section titled “Information about DoorDash – Business of DoorDash – Regulatory environment” on pages 153–154 of the Prospectus is replaced in its entirety with the following information to reflect certain incremental updates contained in the 2021 Annual Report. Amended paragraphs or information, as applicable, have been underlined.

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Regulatory environment

DoorDash is subject to a wide variety of laws and regulations in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, commissions and fees, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, environmental protection, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks. The sale and delivery of goods through DoorDash’s platform is also subject to laws, regulations, and standards that govern food safety, alcohol, tobacco, cannabidiol, pharmaceuticals and controlled substances, hazardous substances, and the interstate and intrastate transport of goods. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. DoorDash has been proactively working with state and local governments and regulatory bodies to ensure that DoorDash’s platform is available broadly in the United States and foreign jurisdictions including Canada and Australia.

Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to DoorDash’s business. It is also likely that if business of DoorDash grows and evolves and its services are used in a greater number of geographies, as with DoorDash’s November 2021 launch in Germany, DoorDash would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to DoorDash’s business and the new laws to which it may become subject.

Further, DoorDash receives, transmits, and stores a large volume of personally identifiable information and other data relating to the users on its platform, as well as other personally identifiable information and other data relating to individuals such as DoorDash’s employees. Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Law, Australia’s Privacy Act, the GDPR, the TCPA, and the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

For example, the CCPA, which went into effect on January 1, 2020, among other things, requires disclosures to California consumers, imposes obligations on businesses that process California consumers’ personal information, and affords such consumers new rights, including ability to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation as well as a private right of action for certain data breaches that result in the loss of personal information, which could increase the likelihood of, and risks associated with, data breach litigation.

The CCPA continues to evolve and could require DoorDash to modify its data processing practices and policies and expose DoorDash to further regulatory and operational burdens. Also, the CPRA was approved by California voters and significantly modifies the CCPA, resulting in further uncertainty and likely requiring DoorDash to incur additional costs and expenses in an effort to comply. The CPRA has created obligations relating to personal information as of January 1, 2022. Other states have also enacted or proposed similar privacy laws. For example, in March 2021 Virginia enacted a Consumer Data Protection Act that will go into effect January 1, 2023, and Colorado, enacted a Colorado Privacy Act that will go into effect July 1, 2023. Both of these laws differ from the CPRA. Similar laws are being considered by other state legislatures. This legislation and other proposed laws may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of data and could result in increased compliance costs or changes in business practices and policies. In addition, all fifty (50) states have laws including obligations to provide notification of security breaches involving personal data to affected individuals, state officers and others.

Moreover, DoorDash will become subject to additional countries’ privacy laws as it expands its international operations. For example, with its November 2021 launch in Germany, DoorDash became subject to the GDPR, which imposes strict requirements relating to the processing of personal data and noncompliance is subject to significant penalties, which can include fines of up to the greater of €20 million or 4% of total worldwide revenue and injunctions against the processing of personal data. EU member states have enacted legislation that adds to or interprets the GDPR requirements and potentially extends DoorDash’s obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the United States as well as other countries that have not been found to provide adequate protection to such personal data. The GDPR also afford greater control for data subjects (for example, the “right to be forgotten”), increased data portability for data subjects and data breach notification requirements. Noncompliance is subject to significant penalties, which can include fines of up to the greater of €20 million or 4% of total worldwide revenue and injunctions against the processing of personal data. Such penalties are in addition to any civil litigation claims by customers and data subjects.

In addition to laws and regulations, DoorDash is subject to industry standards, such as the Payment Card Industry Data Security Standard, which requires companies to adopt certain measures to ensure the security of cardholder information. DoorDash may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy, data protection, information security or consumer protection or any loss, unavailability or inadvertent or unauthorized use, modification, disclosure or other processing of data that DoorDash stores or handles as part of operating its business.

See the section titled “Risk Factors – Risks related to DoorDash’s legal and regulatory environment” of this Prospectus for additional information about the laws and regulations DoorDash is subject to and the risks to its business associated with such laws and regulations.

— — —

Supplements to the section titled “Information about DoorDash – Operating and financial review of DoorDash”

As a result of the incorporation by reference of the 2021 Annual Report, as well as the deletion of the defined term “Earnings Release” following the supplements to the section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash” described above, the following conforming changes are made to the section titled “Information about DoorDash – Operating and financial review of DoorDash” on pages 154–180 of the Prospectus:

•

The first paragraph under the heading “Operating and financial review of DoorDash” on page 154 of the Prospectus is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

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The following review of DoorDash’s results of operations and financial position should be read together with the information included in the section titled “Selected historical financial information of DoorDash” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, and unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, as included in the 2021 Annual Report, the Annual Report, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

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•

The section titled “Information about DoorDash – Operating and financial review of DoorDash – Recent trends and outlook – Outlook” on pages 156–157 of the Prospectus is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

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Outlook

In connection with the release of its unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021 on February 16, 2022, which are incorporated by reference into this Prospectus, DoorDash issued the following outlook for the three months ending on March 31, 2022 and the year ending on December 31, 2022:

“Q1 and 2022 Outlook

We expect Q1 Marketplace GOV to be in a range of $11.4 billion to $11.8 billion, with Q1 Adjusted EBITDA in a range of $0 million to $50 million.

We expect 2022 Marketplace GOV to be in a range of $48 billion to $50 billion, with 2022 Adjusted EBITDA in a range of $0 million to $500 million.

Our current outlook excludes any impact from the pending Wolt transaction. We continue to expect the Wolt transaction to close in 1H 2022, and anticipate updating our outlook after the transaction closes.

Among other factors, our outlook anticipates continued growth in our U.S. restaurant Marketplace, as well as ongoing investment in new categories, international markets, and Platform Services. We caution investors that significant uncertainty remains around several factors, including: the ongoing COVID pandemic and the impact of labor shortages, inflation, and other macroeconomic factors. These or other factors could cause the behavior of merchants, Dashers, or consumers to deviate from the expectations included in our guidance. A more complete discussion of our risk factors is available in our 10-K and other relevant SEC filings.”

As far as financial metrics are concerned, the outlook has been compiled and prepared on a basis which is comparable with the historical financial information included in this Prospectus and consistent with DoorDash’s accounting policies. The outcome of the outlook could be impacted by several factors, including those set out in the section titled “Risk factors” of this Prospectus, many of which are beyond DoorDash’s control. Factors beyond DoorDash’s control include, but are not limited to: the ongoing COVID-19 pandemic, legal proceedings and regulatory matters and the impact of labor shortages, inflation, competition and other macroeconomic factors. Factors that DoorDash is able to influence include level of investment in new geographies, products, or offerings, consumer, merchant and Dasher acquisition, its hiring, spending on marketing or other items.

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Supplements to the section titled “Documents incorporated by reference”

As a result of the incorporation by reference of the 2021 Annual Report, the section titled “Documents incorporated by reference” on page 254 of the Prospectus is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

— — —

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been incorporated by reference into this Prospectus in accordance with Article 19 of the Prospectus Regulation, and they form a part of the financial information of DoorDash. Should any of the documents incorporated by reference into this Prospectus themselves refer to or incorporate by reference any further information, such information is not incorporated by reference into and does not form a part of this Prospectus.

•	DoorDash’s annual report on Form 10-K for the year ended December 31, 2021, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1792789/000162828022004350/dash-20211231.htm.

•

DoorDash’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021, including the unaudited comparative financial information for the three and twelve months ended December  31, 2020, available at https://www.sec.gov/Archives/edgar/data/1792789/000162828022002851/dashq42021ex991.htm.

•

DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September  30, 2021, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1792789/000162828021022884/dash-20210930.htm.

•	DoorDash’s annual report on Form 10-K for the year ended December 31, 2020, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001792789/000162828021004032/dash-20201231.htm.

•

Pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, such pages containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto and the non-incorporated parts of the S-1 either not being relevant for the Wolt securityholders or being covered elsewhere in this Prospectus, available at https://www.sec.gov/Archives/edgar/data/0001792789/000119312520292381/d752207ds1.htm

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INFORMATION ABOUT THIS SUPPLEMENT DOCUMENT

Important information

In a number of jurisdictions, such as in Australia, Azerbaijan, Canada, Georgia, Hong Kong, Japan, Jersey, Kazakhstan, Serbia, Singapore, South Africa and the United States, the distribution of this Supplement Document may be subject to restrictions imposed by law (such as registration of the relevant offering documents or transaction, admission, qualification and other regulations). Neither the Prospectus, this Supplement Document, any notification nor any other material concerning the Transaction may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Neither DoorDash, Wolt nor their respective advisors accept any legal responsibility for persons who have obtained this Supplement Document in violation of these restrictions, irrespective of whether these persons are prospective recipients of the DoorDash Class A common stock. For further information, see the section titled “– Notice to Wolt securityholders in jurisdictions other than Finland” below.

This Supplement Document will be available together with the Prospectus on the website of DoorDash at ir.doordash.com no later than as of the Registration Statement Effective Date (as defined in the section titled “The Transaction – Overview of the Transaction” of the Prospectus) or, if later, as of the commencement of the offer to the public of DoorDash Class A common stock in Finland. Further, a copy of this Supplement Document may, as of such date, be requested in writing or by telephone at the registered offices of DoorDash at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, Attention: Investor Relations as of the date referred to in the preceding sentence.

Any disputes arising in connection with this Supplement Document will be settled exclusively by a court of competent jurisdiction in Finland. Wolt securityholders must not construe the contents of this Supplement Document as legal, investment or tax advice. Each Wolt securityholder should consult such Wolt securityholder’s own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to the Transaction.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

The Prospectus (as supplemented by this Supplement Document) is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Prospectus (as supplemented by this Supplement Document) is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document or the Prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

The Prospectus (as supplemented by this Supplement Document) has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the Prospectus (as supplemented by this Supplement Document) in Finland once the Prospectus and this Supplement Document have been approved by the competent authority in Finland and published in accordance with the Prospectus Regulation, and in respect of which DoorDash has consented in writing to the use of the Prospectus (as supplemented by this Supplement Document), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Prospectus (as supplemented by this Supplement Document), other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Prospectus (as supplemented by this Supplement Document) to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

The Prospectus (as supplemented by this Supplement Document) has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

The Prospectus (as supplemented by this Supplement Document) may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.

ANNEX A – AMENDMENTS TO THE SECTION TITLED “RISK FACTORS” OF THE PROSPECTUS

The following risk factors in the section titled “Risk factors – Risks related to the Transaction” on pages 15–22 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

— — —

The Transaction may be completed even though a material adverse effect may result from the announcement of the Transaction, industry-wide changes or other causes.

In general, either party can refuse to complete the Transaction if there is a DoorDash Material Adverse Effect (as defined below) or a Wolt Material Adverse Effect (as defined below) affecting the other party prior to the Closing. However, some types of changes that would result in a material adverse effect of either party are excluded from the definitions of a DoorDash Material Adverse Effect or a Wolt Material Adverse Effect, and do not permit either party to refuse to complete the Transaction. If such adverse changes occur but DoorDash and Wolt still complete the Transaction, the market price of DoorDash Class A common stock may suffer. For a more complete discussion of what constitutes a DoorDash Material Adverse Effect or a Wolt Material Adverse Effect under the Share Purchase Agreement, see the section titled “The Share Purchase Agreement – Representations and warranties” of this Prospectus.

— — —

The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s business and operations” on pages 22–47 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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DoorDash has a limited operating history in an evolving industry, which makes it difficult to evaluate DoorDash’s future prospects and may increase the risk that DoorDash will not be successful.

DoorDash launched operations in 2013 and DoorDash has since frequently expanded its platform features and services and changed DoorDash’s pricing methodologies. This limited operating history and DoorDash’s evolving business make it difficult to evaluate DoorDash’s future prospects and the risks and challenges DoorDash may encounter. These risks and challenges include DoorDash’s ability to:

•	accurately forecast its revenue and plan its operating expenses;

•	increase the number of and retain existing merchants, consumers, and Dashers using DoorDash’s platform

•	successfully compete with current and future competitors;

•	successfully expand its business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic changes and changes in the markets in which DoorDash operates;

•	maintain and enhance the value of its reputation and brand;

•	adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;

•	avoid interruptions or disruptions in its service;

•	develop and maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	hire, integrate, and retain talented technology, sales, customer service, and other personnel;

•	effectively manage rapid growth in its personnel and operations; and

•	effectively manage its costs related to Dashers.

If DoorDash fails to address the risks and difficulties that DoorDash faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, DoorDash’s business, financial condition, and results of operations could be adversely affected. Further, because DoorDash has limited historical financial data and operate in a rapidly evolving market, any predictions about DoorDash’s future revenue and expenses may not be as accurate as they would be if DoorDash had a longer operating history or operated in a more predictable market. DoorDash has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If DoorDash’s assumptions regarding these risks and uncertainties, which DoorDash uses to plan and operate its business, are incorrect or change, or if DoorDash does not address these risks successfully, DoorDash’s results of operations could differ materially from its expectations and its business, financial condition, and results of operations could be adversely affected.

DoorDash has a history of net losses, DoorDash anticipates increasing expenses in the future, and DoorDash may not be able to achieve, maintain or increase profitability in the future.

Although DoorDash generated net income of $23 million for the three (3) months ended June 30, 2020, DoorDash has incurred net losses in each year since its founding, it anticipates increasing expenses in the future, and DoorDash may not be able to achieve profitability again, or maintain or increase profitability in the future. DoorDash incurred a net loss of $461 million and $468 million in the years ended December 31, 2020 and 2021, respectively, and, as of December 31, 2020 and 2021, DoorDash had an accumulated deficit of $1.6 billion and $2.1 billion, respectively. DoorDash expects its costs will increase over time and its losses to continue as DoorDash expects to invest significant additional funds towards growing its business and operating as a public company. DoorDash has expended and expect to continue to expend substantial financial and other resources on developing its platform, including expanding DoorDash’s platform offerings, developing or acquiring new platform features and services, expanding into new markets and geographies, and increasing DoorDash’s sales and marketing efforts. These efforts may be more costly than DoorDash expects and may not result in increased revenue or growth in its business. Any failure to increase revenue sufficiently to keep pace with DoorDash’s investments and other expenses could prevent DoorDash from maintaining or increasing profitability or positive cash flow on a consistent basis. If DoorDash is unable to successfully address these risks and challenges as it encounters them, DoorDash’s business, financial condition, and results of operations could be adversely affected.

In addition, the stock-based compensation expense related to DoorDash’s restricted stock units (“DoorDash RSUs”) and other outstanding equity awards will result in increases in DoorDash’s expenses in future periods. As of December 31, 2021, DoorDash had $1.9 billion of unrecognized stock-based compensation expense related to DoorDash RSUs and other outstanding equity awards. Additionally, DoorDash may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial settlement of certain of its DoorDash RSUs. For additional information, please see the section titled “– Risks related to DoorDash Class A common stock – DoorDash has implemented “sell-to-cover” in which shares of DoorDash’s Class A common stock are sold into the market on behalf of DoorDash RSU holders upon vesting and/or settlement of DoorDash RSUs to cover tax withholding liabilities and such sales will result in dilution to DoorDash’s stockholders. DoorDash also permits certain DoorDash RSU holders to elect to cover the DoorDash RSU tax withholding liabilities by providing to DoorDash a cash payment amount.” of this Prospectus.

If DoorDash is unable to generate adequate revenue growth and manage its expenses, DoorDash may continue to incur significant losses in the future and may not be able to achieve, maintain or increase profitability.

DoorDash may not continue to grow on pace with historical rates.

DoorDash has grown rapidly over the last several years, and therefore its recent revenue growth rate, growth in demand for DoorDash’s offerings, and financial performance should not be considered indicative of DoorDash’s future performance. For the years ended December 31, 2020 and 2021, DoorDash’s revenue was $2.9 billion and $4.9 billion, respectively, representing a 69% year-over-year growth rate. In addition, with the COVID-19 pandemic, DoorDash experienced a significant increase in revenue, Total Orders, and Marketplace GOV (Total Orders and Marketplace GOV as defined below in the section titled “Selected historical financial information of DoorDash – Key business metrics and alternative performance measures – Definitions of business metrics” of this Prospectus). The circumstances that accelerated the growth of DoorDash’s business stemming from the effects of the COVID-19 pandemic are not likely to continue, and DoorDash expects growth in consumer demand and its revenue, Total Orders, and Marketplace GOV growth rates to decline in future periods compared to growth rates in 2020 and 2021. Wolt securityholders should not rely on DoorDash’s revenue or key business metrics for any previous quarterly or annual period as any indication of DoorDash’s revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, DoorDash’s revenue growth rate has fluctuated in prior periods. DoorDash expects its revenue growth rate to continue to fluctuate over the short term and decline in the long term. DoorDash’s revenue growth rate may decline in future periods compared to growth rates in 2020 and 2021 as the size of its business grows and as it achieves higher market adoption rates. DoorDash may also experience declines in its revenue growth rate as a result of a number of factors, including slowing demand for its platform, insufficient growth in the number of merchants, consumers, and Dashers that utilize DoorDash’s platform, increasing competition, a decrease in the growth of DoorDash’s overall market, DoorDash’s failure to continue to capitalize on growth opportunities, increasing regulatory costs, and the maturation of its business, among others. DoorDash also expects to continue to make investments in the development and expansion of its business, which may not result in increased revenue or growth. In addition, DoorDash has strategically focused on suburban markets and smaller metropolitan areas since DoorDash’s founding because of the opportunity that these markets have presented for its local logistics platform. If the demand for local logistics platforms does not continue to grow in these markets, or if DoorDash is unable to maintain its category share in these markets, its revenue growth rate could be adversely affected. If DoorDash’s revenue growth rate declines, Wolt securityholders’ perceptions of its business and the trading price of DoorDash’s Class A common stock could be adversely affected.

If DoorDash fails to retain its existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, DoorDash’s revenue may decrease and its business, financial condition, and results of operations could be adversely affected.

DoorDash believes that growth of its business and revenue is dependent on DoorDash’s ability to continue to cost-effectively grow its platform by retaining DoorDash’s existing merchants and consumers and adding new merchants and consumers, including in new markets. The increase in merchants attracts more consumers to DoorDash’s platform and the increase in consumers attracts more merchants. This network takes time to build and may grow slower than DoorDash expects or than it has grown in the past. In particular, national brand partnerships are a key component of DoorDash’s strategy to provide a wide selection for consumers. If DoorDash fails to retain either its existing merchants, especially the most popular merchants and the national brand partners, or consumers, the value of DoorDash’s network would be diminished. In addition, DoorDash expects to continue to incur substantial expenses to acquire additional merchants and consumers. In expanding DoorDash’s operations into new markets to acquire additional merchants and consumers, DoorDash may be placed into unfamiliar competitive environments, and DoorDash may invest significant resources with the possibility that the return on such investments will not be achieved for several years or at all. DoorDash cannot assure Wolt securityholders that the revenue from the merchants and consumers DoorDash acquires will ultimately exceed the cost of acquisition.

In addition, if merchants on DoorDash’s platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, or if DoorDash’s relationships with merchants on its platform deteriorate, DoorDash may not be able to provide consumers with sufficient merchant selection. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where DoorDash has fewer merchants. In addition, if DoorDash is unsuccessful in attracting and retaining popular merchants, if merchants enter into exclusive arrangements with DoorDash’s competitors, if DoorDash fails to negotiate satisfactory terms with merchants, or if DoorDash ineffectively manages its relationships with merchants, DoorDash’s business, financial condition, and results of operations could be adversely affected. DoorDash’s agreements with partner merchants generally remain in effect until terminated by partner merchants or DoorDash. Based on the type of partner agreement, partner merchants may terminate their agreements with DoorDash by providing DoorDash at least seven (7) or thirty (30) days advance notice and such agreements do not generally provide for any exclusivity. In the event that DoorDash’s partner merchants terminate their agreements with DoorDash, the merchant selection available on DoorDash’s local logistics platform could be adversely affected. Changes to DoorDash’s business and to its relationships with some of its constituencies may also impact DoorDash’s ability to attract and retain other constituencies. For example, the increased growth of DoorDash’s membership product (“DashPass”), and how compelling this offering is to consumers, depends on DoorDash’s ability to sign up eligible merchants to DashPass. Additionally, many of DoorDash’s consumers initially access its platform to take advantage of certain promotions, such as discounts and other reduced fees. DoorDash strives to demonstrate the value of its platform and offerings to such consumers, thereby encouraging them to access DoorDash’s platform regularly or become a paid user of DashPass, through prompts and notifications and time-limited trials of DashPass and other offerings. However, these consumers may never convert to a paid membership to DashPass or access DoorDash’s platform after they take advantage of DoorDash’s promotions. If DoorDash is not able to continue to expand the consumer base or fail to convert its consumers to regular paying consumers, demand for its full-price or paid services, such as DashPass, and DoorDash’s revenue may grow slower than expected or decline.

Further, certain consumers are indirect users of DoorDash’s platform, as they place orders through third-party websites and applications, such as Google, and merchant websites. Consumers may perceive these third-party websites and applications to be more efficient or user-friendly or have a stronger brand affinity to these third parties. If consumers increasingly use such third-party websites and applications to make orders on DoorDash’s platform, rather than through its website and consumer mobile application directly, DoorDash’s ability to establish relationships and build brand loyalty with consumers, collect information about consumer trends and preferences, and provide a customized experience based on such preferences would be adversely affected. This in turn could impact DoorDash’s ability to attract and retain consumers and adversely affect DoorDash’s business, financial condition, and results of operations

If DoorDash fails to cost-effectively attract and retain Dashers or to increase the use of DoorDash’s platform by existing Dashers, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash’s continued growth depends in part on DoorDash’s ability to cost-effectively attract and retain Dashers who satisfy DoorDash’s screening criteria and procedures and to increase use of DoorDash’s platform by existing Dashers. To attract and retain Dashers, DoorDash has, among other things, offered monetary incentives and perquisites, such as credits to be used for orders on its platform, free DoorDash-branded apparel, and access to Dasher Experience Centers where Dashers can receive assistance with pressing issues, meet other Dashers, and participate in special events. If DoorDash does not continue to provide Dashers with flexibility on DoorDash’s platform, compelling opportunities to earn income, and other incentive programs that are comparable or superior to those of the competitors, DoorDash may fail to attract new Dashers or retain existing Dashers or increase their use of its platform, or DoorDash may experience complaints, negative publicity, or other work stoppages that could adversely affect DoorDash’s users and its business. For example, if merchants and consumers choose to use competing offerings, DoorDash may lack sufficient opportunities for Dashers to earn, which may reduce the perceived utility of DoorDash’s platform and impact DoorDash’s ability to attract and retain Dashers. DoorDash also frequently tests Dasher incentives with subsets of existing Dashers and potential Dashers, and these incentives could fail to attract and retain Dashers or fail to increase use of DoorDash’s platform by existing Dashers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, including immigration and labor and employment laws, may result in a decrease in the pool of Dashers, which may result in increased competition for Dashers or higher costs of recruitment and engagement. Other factors outside of DoorDash’s control, such as increases in the price of gasoline, vehicles, or insurance, may also reduce the number of Dashers that utilize DoorDash’s platform or the use of the platform by Dashers. DoorDash’s agreements with Dashers generally remain in effect until terminated by Dashers or DoorDash. Dashers may terminate their agreements with DoorDash by providing DoorDash at least seven (7) days advance notice and such agreements do not provide for any exclusivity. If DoorDash fails to attract Dashers or retain existing Dashers on favorable terms, if DoorDash fails to increase the use of its platform by existing Dashers, or if Dashers terminate their agreements with DoorDash, it may not be able to meet the demand of merchants and consumers and DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash relies on merchants on its platform for many aspects of DoorDash’s business, and to the extent they fail to maintain their service levels or increase the prices they charge consumers on DoorDash’s platform, either as a result of increased operating costs, or to offset the commission DoorDash charges, DoorDash’s business would be adversely affected.

DoorDash relies on merchants on its platform, including small and local independent businesses, to provide quality goods to DoorDash’s consumers at expected price points. If these merchants experience difficulty servicing consumer demand, producing quality goods at affordable prices, or meeting DoorDash’s other requirements or standards, or experience problems with their point-of-sale or other technologies, DoorDash’s reputation and brand could be damaged. Further, an increase in merchant operating costs could cause merchants on DoorDash’s platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect DoorDash’s operational costs and efficiency, and if merchants on DoorDash’s platform were to cease operations, temporarily or permanently, DoorDash may not be able to provide consumers with sufficient merchant selection, which DoorDash expects would reduce the number of consumers on its platform. Many of the factors affecting merchant operating costs, including off-premise costs and prices, are beyond the control of merchants and include inflation, costs associated with the goods provided, labor and employee benefit costs, rent costs, and energy costs. If merchants pass along these increased operating costs and increase prices on DoorDash’s platform, order volume may decline. Additionally, some items on DoorDash’s platform are listed at higher prices relative to their in-store prices. This practice can negatively affect consumer perception of DoorDash’s platform and could result in a decline in consumers or order volume, or both, which would adversely affect DoorDash’s financial condition and results of operations.

DoorDash expects a number of factors to cause its results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict DoorDash’s future performance.

DoorDash’s results of operations have historically varied from period to period, and DoorDash expects that its results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of DoorDash’s control. As a result, comparing DoorDash’s results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors described elsewhere in this “Risk factors” section, factors that may contribute to the variability of DoorDash’s quarterly and annual results include:

•	DoorDash’s ability to attract and retain merchants, consumers, and Dashers that utilize DoorDash’s platform in a cost-effective manner;

•	DoorDash’s ability to accurately forecast revenue and appropriately plan expenses;

•	the effects of increased competition on DoorDash’s business;

•	DoorDash’s ability to successfully expand in existing markets and successfully enter new markets;

•	changes in consumer behavior with respect to on-demand delivery;

•	increases in marketing, sales, and other operating expenses that DoorDash may incur to grow and acquire new merchants, consumers, and Dashers;

•	DoorDash’s business mix between DoorDash Marketplace and DoorDash Drive;

•	the proportion of consumers that are members of DashPass;

•	the impact of worldwide economic conditions, including the resulting effect on consumer spending on on-demand delivery;

•

the seasonality of DoorDash’s business, particularly with respect to local food delivery logistics, including the effect of academic calendars on college campuses and seasonal patterns in restaurant dining;

•	the impact of weather on DoorDash’s business;

•	DoorDash’s ability to maintain an adequate rate of growth and effectively manage that growth;

•	DoorDash’s ability to maintain and increase traffic to its platform;

•	the effects of changes in search engine placement and prominence;

•	DoorDash’s ability to keep pace with technology changes in its industry;

•	the success of DoorDash’s sales and marketing efforts;

•	the effects of negative publicity on DoorDash’s business, reputation, or brand;

•	DoorDash’s ability to protect, maintain, and enforce its intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

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changes in governmental or other regulations affecting DoorDash’s business, including regulations regarding the classification of Dashers that utilize DoorDash’s platform and regulations impacting the commission rates DoorDash charges to merchants;

•	interruptions in service and any related impact on DoorDash’s business, reputation, or brand

•	the attraction and engagement of qualified employees and key personnel

•	DoorDash’s ability to choose and effectively manage third-party service providers;

•	the effects of natural or man-made catastrophic events;

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the effects of the COVID-19 pandemic or recovery from the COVID-19 pandemic on consumer behavior and DoorDash’s order volumes, as well as the impact of changes in the response of governments and private industry to COVID-19;

•

the impact that price controls on local food delivery logistics platforms imposed by various jurisdictions, and any associated increase in the fees DoorDash charges to consumers, have on DoorDash’s operating results;

•	the effectiveness of DoorDash’s internal control over financial reporting;

•	the impact of payment processor costs and procedures;

•	changes in the online payment transfer rate; and

•	changes in DoorDash’s tax rates or exposure to additional tax liabilities.

The variability and unpredictability of DoorDash’s results of operations could result in DoorDash’s failure to meet its expectations or those of analysts that cover DoorDash or Wolt securityholders with respect to revenue or other results of operations for a particular period. If DoorDash fails to meet or exceed such expectations, the market price of DoorDash’s Class A common stock could fall substantially, and DoorDash could face costly lawsuits, including securities class action suits.

The COVID-19 pandemic, or a similar public health threat, could adversely affect DoorDash’s business, financial condition, and results of operations. With the COVID-19 pandemic, DoorDash experienced a significant increase in revenue, Total Orders, and Marketplace GOV. DoorDash expects its revenue, Total Orders, and Marketplace GOV growth rates to decline as the impacts of the COVID-19 pandemic wane.

The current outbreak of COVID-19 has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. The extent to which the COVID-19 pandemic, or recovery from the COVID-19 pandemic, impacts DoorDash’s business is highly uncertain and cannot be predicted at this time. Factors that may impact DoorDash’s business include:

•	new information which may emerge concerning the severity of the disease;

•	the duration and spread of the outbreak;

•	the severity of travel restrictions imposed by geographic areas in which DoorDash operates, mandatory or voluntary business closures;

•	regulatory actions taken in response to the pandemic, which may impact merchant operations, consumer and merchant pricing, Dasher pay, and DoorDash’s product offerings;

•	other business disruptions that affect DoorDash’s workforce;

•	the availability of effective vaccines and the speed at which they can be administered to the public;

•	the continued emergence of new strains of COVID-19;

•	the impact on capital and financial markets;

•	actions taken throughout the world, including in markets in which DoorDash operates, to contain the COVID-19 outbreak or treat its impact; and;

•	potential changes to consumer behavior or spending patterns as markets recover.

In connection with the COVID-19 pandemic, DoorDash has allowed many of its employees to work remotely, which may impact productivity and otherwise disrupt DoorDash’s business operations. In addition, the current outbreak of COVID-19 has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for merchants and consumer purchase patterns, which in turn, could adversely affect DoorDash’s revenue and results of operations.

With the COVID-19 pandemic, DoorDash has experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using DoorDash’s platform to facilitate both delivery and take-out, and improved efficiency of DoorDash’s local logistics platform. The circumstances that have accelerated the growth of DoorDash’s business stemming from the effects of the COVID-19 pandemic are not likely to continue, and DoorDash expects its revenue, Total Orders, and Marketplace GOV growth rates to decline in future periods compared to growth rates in 2020 and 2021.

Furthermore, if a virus or other disease is transmitted by human contact, as is the case with COVID-19, DoorDash’s employees and any constituent of DoorDash’s network may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect DoorDash’s ability to provide its platform and for merchants, consumers, and Dashers to use the platform. In addition, shelter-in-place orders and similar regulations impact merchants’ ability to operate their businesses, consumers’ ability to pick up orders, and Dashers’ ability to make deliveries during certain times, or at all. Viruses or other diseases transmitted by human contact may in the future cause, a temporary closure of merchants’ businesses, either due to government mandate or voluntary preventative measures, and many of DoorDash’s merchants may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Even if merchants are able to continue to operate their businesses, many may operate with limited hours, menus, and capacity and other limitations. Any limitations on or disruptions or closures of merchants’ businesses could impact the selection available on DoorDash’s platform, disrupt DoorDash’s ability to operate its local logistics platform, and adversely affect DoorDash’s business.

Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect DoorDash’s business. Merchants may be perceived as unsafe during such public health threats, even for order delivery or pickup. If the services offered through DoorDash’s platform or at other businesses in DoorDash’s industry become a significant risk for transmitting COVID-19 or similar public health threats, or if there is a public perception that such risk exists, demand for the use of DoorDash’s platform would be adversely affected. Any negative impact on consumers’ willingness or ability to order delivery or complete a Pickup order, or on Dashers’ willingness or ability to make deliveries, could adversely affect DoorDash’s business, financial condition, and results of operations.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on DoorDash’s business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

DoorDash’s pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and retaining merchants, consumers, and Dashers. Price controls on local food delivery logistics platforms will have an adverse impact on DoorDash’s results of operations.

Demand for DoorDash’s platform is highly sensitive to a range of factors, including the price of the goods delivered, the amount of compensation and gratuities required to attract and retain Dashers, incentives paid to Dashers, and the fees and commissions DoorDash charges merchants and consumers. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, and DoorDash’s current and future competitors’ pricing and marketing strategies, could significantly affect DoorDash’s pricing strategies. For example, in connection with the COVID-19 pandemic, over fifty (50) jurisdictions across the United States, including many jurisdictions in California, have implemented temporary price controls on local food delivery logistics platforms. In addition, there are legislative proposals to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made. In addition, some jurisdictions have enacted permanent price controls, including San Francisco, California, New York, New York, Philadelphia, Pennsylvania, and Minneapolis, Minnesota (although the latter two jurisdictions’ price restrictions do not apply when certain conditions are met). DoorDash filed litigation challenging the San Francisco and New York price controls as unconstitutional and in excess of each respective jurisdiction’s police power. There are legislative proposals in additional jurisdictions to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made in the future. These price controls have had in the past, and are likely to have in the future, an adverse effect on DoorDash’s results of operations. These price controls have also caused, and may in the future cause, DoorDash to increase the fees it charges to consumers, though DoorDash is aware of a few jurisdictions that have adopted limits or explicit prohibitions against doing so in connection with price controls. An increase in the fees DoorDash charges to consumers could result in reduced demand for DoorDash’s services by consumers. In addition, certain jurisdictions may challenge the way in which DoorDash categorizes or collects such increased consumer fees on its platform. For example, the City of Chicago has challenged such fees as confusing and/or misleading to consumers. Although temporary price controls in some jurisdictions in which DoorDash operates have expired, with the continued duration of the COVID-19 pandemic, DoorDash expects existing price controls to persist in the near term and for additional jurisdictions where DoorDash operates to implement similar price controls. If any of these events occur, or if price controls are retained after the COVID-19 pandemic subsides, DoorDash’s business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on DoorDash from one jurisdiction to another, which creates additional challenges to managing DoorDash’s business. Certain of DoorDash’s competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new merchants, consumers, and Dashers at a lower cost than DoorDash. There can be no assurance that DoorDash will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for consumers, increase the incentives DoorDash pays to Dashers that utilize DoorDash’s platform, or further reduce the fees and commissions DoorDash charges merchants, or to increase DoorDash’s marketing and other expenses to attract and retain merchants, consumers, and Dashers in response to competitive pressures. DoorDash has launched, and may in the future launch, new pricing strategies and initiatives, such as membership products like DashPass, and Dasher or consumer loyalty programs, or modify existing pricing methodologies or the way in which fees, taxes, or similar items are presented on DoorDash’s platform, any of which may not ultimately be successful in attracting and retaining merchants, consumers, or Dashers or which may result in lower commissions or fees, which could adversely affect DoorDash’s business, financial condition, and results of operations. For example, on April 27, 2021, DoorDash changed its merchant pricing models to better support certain U.S. restaurant partners, including by offering them a choice of three different delivery commission rates tied to varying levels of marketing support and services. Further, DoorDash’s consumers’ price sensitivity may vary by geographic location, and as DoorDash expands, its pricing methodologies may not enable DoorDash to compete effectively in these locations. In particular, DoorDash’s continued international expansion may require DoorDash to change its pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While DoorDash does and will attempt to set prices based on DoorDash’s prior operating experience and merchant, consumer, and Dasher feedback and engagement levels, DoorDash’s assessments may not be accurate or there may be errors in the technology used in DoorDash’s pricing and DoorDash could be underpricing or overpricing its services. In addition, if the services on DoorDash’s platform change, then DoorDash may need to revise its pricing methodologies.

DoorDash faces certain risks associated with its pay model for Dashers.

DoorDash’s pay model for Dashers, particularly with respect to tips for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, arbitration demands, and government inquiries. For example, under DoorDash’s former Dasher pay model, DoorDash would increase the amount paid to Dashers on a delivery in cases when a consumer left little or no tip. Although this “boost” pay was intended to help Dashers by making every delivery economically worthwhile, it also had the unintended effect of causing some people to be under the misimpression that not all tips were being received by Dashers. Government authorities have also brought claims against DoorDash related to its former Dasher pay model and may bring similar claims in the future. For example, on November 19, 2019, the District of Columbia filed an action in the Superior Court of the District of Columbia alleging violations of the District of Columbia’s Consumer Protection Procedures Act with respect to DoorDash’s former Dasher pay model and on November 30, 2020, the court entered a consent order and judgment to resolve the litigation. DoorDash could face similar claims related to its former Dasher pay model from other government authorities in the future.

The incorrect understanding or perception of the former Dasher pay model by some led, and may continue to lead, to some consumers providing lower tips, or no tips at all, to Dashers, which could impact the amount that Dashers are able to earn on DoorDash’s platform and DoorDash’s ability to attract and retain Dashers. DoorDash’s has also launched, and may in the future launch, certain changes to the rates and fee structure for Dashers that utilize DoorDash’s platform, which may not ultimately be successful in attracting and retaining Dashers. As further described in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Factors affecting DoorDash’s performance – Improve the cost-effectiveness of DoorDash’s local logistics platform” of this Prospectus, in September 2019, DoorDash’s changed the Dasher pay model.

DoorDash increased the amount it pays to Dashers per order when DoorDash changed to the current pay model, but the current Dasher pay model may also cause less consistency in earnings across deliveries in some cases. Further, this pay model may lead to negative publicity related to perceptions of the complexity of the pay model, inconsistency in earnings for Dashers, and lack of flexibility in the ways consumers can leave tips, and as a result, DoorDash’s may not be successful in attracting and retaining merchants, consumers, and Dashers. In the future, based on a variety of factors, including legal and regulatory changes, DoorDash’s may change its pay model again. DoorDash’s current pay model, and any future changes to the pay model or DoorDash’s ability to cost-effectively acquire and retain Dashers, could result in an increase to the fees DoorDash charges to consumers, which in turn could affect DoorDash’s ability to attract and retain consumers, and could adversely affect DoorDash’s business, financial condition, and results of operations.

Further, while DoorDash maintains that Dashers that utilize DoorDash’s platform are independent contractors, there is a risk that Dashers may be reclassified as employees under federal or state law. DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, as described further below in “– If Dashers are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.” of this Prospectus. A reclassification of Dashers or delivery service providers using a local logistics platform as employees could require DoorDash to revise its pricing methodologies and pay model to account for such a change to Dasher classification, and to make other substantive internal adjustments to account for any transition of a Dasher to an employment position, which would have an adverse impact on DoorDash’s business, financial condition, and results of operations.

If DoorDash fails to manage its growth effectively, DoorDash’s brand, business, financial condition, and results of operations could be adversely affected.

Since 2013, DoorDash has experienced rapid growth in its employee headcount, the number of users on its platform, DoorDash’s geographic reach, and its operations, and DoorDash expects to continue to experience growth in the future. For example, employee growth has occurred both at the San Francisco headquarters and in a number of the offices across the United States and internationally. This growth has placed, and may continue to place, substantial demands on management and DoorDash’s operational and financial infrastructure. A failure to implement and maintain effective internal control over financial reporting could result in errors in DoorDash’s consolidated financial statements that could result in a restatement of the financial statements, and could cause DoorDash to fail to meet its reporting obligations, any of which could diminish investor confidence in DoorDash and could cause a decline in the price of DoorDash’s Class A common stock. DoorDash will need to continue to improve its operational and financial infrastructure in order to manage its business effectively and accurately report its results of operations.

A majority of its employees have been with DoorDash for fewer than twenty-four (24) months. DoorDash has made, and intends to continue to make, substantial investments in technology, customer service, and sales and marketing infrastructure. DoorDash’s ability to manage its growth effectively and to integrate new employees, technologies, and acquisitions into its existing business will require DoorDash to continue to expand its operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of DoorDash’s culture. Continued growth could challenge DoorDash’s ability to develop and improve its operational, financial, and management controls, enhance its reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain user satisfaction. Additionally, if DoorDash does not manage the growth of its business and operations effectively, the quality of its platform and the efficiency of DoorDash’s operations could suffer, which could adversely affect DoorDash’s reputation and brand, business, financial condition, and results of operations.

DoorDash has been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived cybersecurity incident or security or privacy breach could interrupt DoorDash’s operations, harm its brand, subject it to claims, litigation, regulatory investigations and liability, and adversely affect DoorDash’s reputation, brand, business, financial condition, and results of operations.

DoorDash’s business involves the collection, storage, processing, and transmission of personal data and other sensitive and proprietary data of DoorDash’s merchants, consumers, and Dashers. Additionally, DoorDash maintains sensitive and proprietary data relating to its business, such as its own proprietary data and personal data relating to DoorDash’s employees. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. In addition, these incidents could originate on DoorDash’s vendors’ platforms, vendors’ systems, or with DoorDash’s vendors’ personnel, which could then be leveraged to access DoorDash’s website, platforms, and proprietary data, including personal data. DoorDash and its vendors have previously experienced these types of breaches and other incidents. For example, in September 2019, DoorDash reported an incident affecting one of its vendors that resulted in the unauthorized acquisition of certain Dashers’ driver licenses as well as data related to certain of DoorDash’s consumers. This incident has resulted in regulatory inquiries and is the subject of litigation. To date, this incident has not resulted in a material loss of revenue or the incurrence of material expenses. DoorDash has undertaken steps to enhance its data security and governance program, which include adding additional protective security layers around the data, improving security protocols that govern access to DoorDash’s systems, and bringing in outside expertise to increase DoorDash’s ability to identify and repel threats. DoorDash cannot assure Wolt securityholders that all potential causes of the incident have been identified and remediated or will not lead to recurrence or similar incidents. While DoorDash maintains cyber insurance that may help provide coverage for these types of incidents, it cannot assure Wolt securityholders that DoorDash’s insurance will be adequate to cover costs and liabilities related to this incident or to any incidents which may occur in the future. In addition, in December 2021, a vulnerability in a popular logging software, Log4j, was publicly announced. If left unpatched, the Log4j vulnerability could be exploited to allow unauthorized actors to execute code remotely on a system using Log4j. DoorDash has taken steps to ensure these vulnerabilities have been patched in its systems, but it cannot guarantee that all vulnerabilities have been patched in every system upon which DoorDash is dependent or that additional critical vulnerabilities of Log4j or other open-source software upon which DoorDash relies will not be discovered.

Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against DoorDash or its vendors, DoorDash and its vendors may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and DoorDash and its vendors may face delays in detection or remediation of, or other responses to, security breaches and other incidents. Unauthorized parties have in the past gained access, and may in the future gain access, to systems or facilities used in DoorDash’s business through various means, including gaining unauthorized access into DoorDash’s systems or facilities or those of merchants, consumers, and Dashers that utilize DoorDash’s platform, attempting to fraudulently induce DoorDash’s employees, merchants, consumers, Dashers, vendors, or others into disclosing user names, passwords, payment card information, or other sensitive information, which may in turn be used to access DoorDash’s information technology, or IT, systems, or attempting to fraudulently induce DoorDash’s employees, merchants, or others into manipulating payment information, resulting in the fraudulent transfer of funds to bad actors. Moreover, with many of DoorDash’s employees and contractors and many employees and contractors of vendors currently working remotely due to the COVID-19 pandemic, DoorDash may be exposed to increased risks of security breaches or incidents.

In addition, users on DoorDash’s platform could have vulnerabilities on their own devices that are entirely unrelated to DoorDash’s systems and platform but could mistakenly attribute their own vulnerabilities to DoorDash. Further, breaches experienced by other companies may also be leveraged against DoorDash. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. DoorDash has previously experienced incidents of fraud on its platform that DoorDash believes involve credential stuffing attacks, which DoorDash has been unable to detect or prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

Although DoorDash has developed systems and processes that are designed to protect the personal data of merchants, consumers, and Dashers that utilize DoorDash’s platform, protect DoorDash’s systems, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected DoorDash’s systems in the past and cannot guarantee security in the future. The IT and infrastructure used in DoorDash’s business may be vulnerable to cyberattacks, viruses, social engineering, bugs, defects, vulnerabilities, denial of service, credential stuffing, ransomware and other malware and malicious code, employee error and malfeasance, and other sources of disruption or interruption of such IT and infrastructure, or security breaches or incidents, and unauthorized parties may be able to access data, including personal data and other sensitive and proprietary data of merchants, consumers, and Dashers, DoorDash’s employees’ personal data, or DoorDash’s other sensitive and proprietary data, accessible through those systems. Although DoorDash has policies restricting the access to the personal data it stores, there is a risk that these policies may not be effective in all cases. Any actual or perceived breach of privacy, or any actual or perceived security breach or other incidents, could interrupt DoorDash’s operations, result in DoorDash’s platform being unavailable, result in loss or improper access to, unavailability of, acquisition, disclosure, modification or other processing of, data, result in fraudulent transfer of funds, harm DoorDash’s reputation, brand, and competitive position, damage DoorDash’s relationships with third-party partners, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that DoorDash’s security measures are inadequate could lead to loss of merchant, consumer, or Dasher confidence in, or decreased use of, DoorDash’s platform, any of which could adversely affect DoorDash’s business, financial condition, and results of operations.

Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which DoorDash shares or disclose data (including, for example, its third-party technology providers and vendors) could have similar effects. DoorDash’s ability to monitor its vendors’ security measures is limited. There have been and may continue to be significant supply chain attacks, and DoorDash cannot guarantee that it or its vendors’ systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in an incident, breach, or other disruption to, DoorDash or its vendors’ systems. Also, applicable laws or regulations could force DoorDash to disclose its intellectual property, such as its trade secrets and other proprietary data. For example, the City Council of New York passed a law effective in December 2021 that would require DoorDash to provide customer data, such as names, phone numbers, email addresses and delivery addresses, to restaurant merchants for orders on DoorDash’s platform in New York City, unless a customer opts out. Furthermore, this could result in certain consumers receiving unsolicited outreach from merchants as a result of this data sharing, which could lead to a negative consumer experience. DoorDash has filed a lawsuit challenging this law, and New York City has agreed not to enforce the law against DoorDash during the pendency of the litigation. If DoorDash’s lawsuit is not successful, complying with this law could have an adverse effect on DoorDash’s intellectual property or result in harm to DoorDash’s reputation or brand. Further, any cyberattacks or actual or perceived security or privacy breaches or other incidents directed at, or suffered by, DoorDash’s competitors could reduce confidence in DoorDash’s industry as a whole and, as a result, reduce confidence in DoorDash. DoorDash also expects to incur significant costs in an effort to detect and prevent privacy and security breaches and other incidents, and DoorDash may face increased costs and expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any privacy or security breach or incident, regardless of their merit, could be costly and divert management’s attention. DoorDash cannot be certain that its insurance coverage will be adequate for liabilities incurred relating to any privacy or security breach or incident, that insurance will continue to be available to DoorDash on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against DoorDash that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on DoorDash’s reputation, brand, business, financial condition, and results of operations.

DoorDash experiences significant seasonal fluctuations in its financial results, which could cause DoorDash’s Class A common stock price to fluctuate.

DoorDash’s business is highly dependent on consumer spending and Dasher behavior patterns that have an impact on DoorDash’s growth and expenses. DoorDash may experience changes in consumer activity over the course of the calendar year, although DoorDash’s rapid growth and the impact of the COVID-19 pandemic has made, and may continue to make, seasonal fluctuations difficult to detect. For example, consumer activity can be impacted by colder or more inclement weather, which may increase consumer demand, and warmer or sunny weather, which may decrease consumer demand. In addition, the number of available Dashers may decrease during periods of inclement weather, but consumer demand during these times may require DoorDash to have more Dashers available to fulfill orders. During these times, DoorDash typically relies on incentive pay to attract sufficient Dashers to maintain the quality of its platform, which increases DoorDash’s costs. Further, severe weather in certain areas can cause businesses, including restaurants, to close, and make it impossible for Dashers to make deliveries if roads are closed or difficult to drive on. In addition, DoorDash benefits from increased order volume in DoorDash’s campus markets when school is in session, and DoorDash experiences a decrease in order volume when school is not in session and during summer breaks and other vacation periods, causing a similar decrease in Dasher pay. Seasonality will likely cause fluctuations in DoorDash’s financial results on a quarterly basis. In addition, other seasonal trends may develop and the existing seasonal trends that DoorDash experiences may become more pronounced and contribute to fluctuations in DoorDash’s results of operations as DoorDash continues to scale and its growth slows. As such, DoorDash may not accurately forecast its results of operations. However, DoorDash bases its spending and investment plans on forecasts and estimates, and DoorDash may not be able to adjust its spending quickly enough if its revenue is less than expected, causing DoorDash’s results of operations to fail to meet DoorDash’s expectations or the expectations of Wolt securityholders.

The impact of economic conditions, including the resulting effects on consumer spending and merchant performance, may adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s performance is subject to economic conditions and their impact on levels of consumer spending. Some of the factors having an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, inflation, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer purchases of discretionary items may decline during recessionary periods and other periods in which disposable income is adversely affected. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the COVID-19 pandemic. Further, small businesses that do not have substantial resources, like some of the merchants on DoorDash’s platform, tend to be more adversely affected by poor economic conditions than large businesses. If merchants on DoorDash’s platform cease operations, temporarily or permanently, or face financial distress or other business disruption, DoorDash may not be able to provide consumers with sufficient merchant selection, and they may be less likely to use DoorDash’s platform. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where DoorDash has fewer merchants. In addition, because spending for purchases from many of the merchants on DoorDash’s platform is generally considered to be discretionary, DoorDash expects that any decline in consumer spending would have a disproportionate effect on DoorDash’s business relative to those businesses that sell products or services considered to be necessities. If spending at the merchants on DoorDash’s platform declines, consumers may be less likely to use the platform, which could adversely affect DoorDash’s business, financial condition, and results of operations. Additionally, merchants on DoorDash’s platform may be negatively impacted by supply chain issues, labor shortages, inflation, or other macroeconomic factors. Labor shortages at merchants could negatively impact their ability to fulfill orders, which could negatively impact volume on DoorDash Marketplace and in DoorDash Drive business. Inflationary pressures could drive merchant prices higher, which could negatively impact consumer demand and drive lower order volume on DoorDash Marketplace and in DoorDash Drive business.

DoorDash’s presence outside the United States and any future international expansion strategy will subject DoorDash to additional costs and risks and DoorDash’s plans may not be successful.

DoorDash has started expanding its presence internationally. For example, DoorDash launched its platform in Canada in 2015, in Australia in 2019, in Japan and Germany in 2021, and it expects to expand its international operations, particularly through the Transaction. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on DoorDash’s finance, analytics, compliance, legal, engineering, and operations teams. DoorDash may incur significant operating expenses and may not be successful in DoorDash’s international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining DoorDash’s company culture across all of its offices;

•	an inability to attract merchants, consumers, and Dashers;

•	competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make DoorDash’s platform less successful;

•	complying with varying laws and regulatory standards, including with respect to labor and employment, data privacy, data protection, tax, and local regulatory restrictions;

•	obtaining any required government approvals, licenses, or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

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public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which DoorDash operate or may operate in the future; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

DoorDash’s limited experience in operating its business internationally increases the risk that any potential future expansion efforts that DoorDash may undertake may not be successful. If DoorDash invests substantial time and resources to expand its operations internationally and is unable to manage these risks effectively, DoorDash’s business, financial condition, and results of operations could be adversely affected. In addition, international expansion may subject DoorDash’s business to broader economic, political, and other international risks, including economic volatility and geopolitical conflicts, and may increase DoorDash’s risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

If DoorDash is unable to make acquisitions and investments, or successfully integrate them into its business, DoorDash’s business, results of operations, and financial condition could be adversely affected.

As part of DoorDash’s business strategy, DoorDash will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business. For example, in November 2021, DoorDash entered into a definitive agreement to acquire Wolt, a local commerce platform based in Finland, which is expected to close in the first half of 2022. DoorDash has previously acquired and continues to evaluate targets that operate in relatively nascent markets, and as a result, there is no assurance that such acquired businesses will be successfully integrated into DoorDash’s business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm DoorDash’s business and negatively affect DoorDash’s financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect DoorDash’s ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	difficulties in retaining merchants, consumers, and delivery service providers, as applicable, of an acquired company;

•	challenges with integrating the brand identity of an acquired company with DoorDash’s own;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	risks that regulatory bodies do not approve DoorDash’s acquisitions or business combinations or delay such approvals;

•	theft of DoorDash’s trade secrets or confidential information that DoorDash shares with potential acquisition candidates;

•	risk that an acquired company or investment in new services cannibalizes a portion of DoorDash’s existing business; and

•	adverse market reaction to an acquisition.

DoorDash has made and may continue to make strategic investments as part of its business strategy. For example, in October 2021, DoorDash closed a $395 million investment in preferred shares of a private company based in Europe which provides an instant grocery delivery service. Strategic investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or strategic investment. In addition, DoorDash may be dependent on partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent or competitive with those of DoorDash. Business decisions or other actions or omissions of the partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of DoorDash’s investment, result in litigation or regulatory action against DoorDash, and may otherwise damage its reputation and brand. DoorDash’s ability to sell or transfer, or realize value from its investments may be limited by applicable securities laws and regulations. Entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity was subject to regulatory review, such regulatory review might limit DoorDash’s ability to enter into the desired strategic alliance and thus its ability to carry out DoorDash’s long-term business strategy. In addition, DoorDash’s investments are speculative in nature and may decline in value or be entirely lost.

If DoorDash fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if it fails to successfully integrate such acquisitions or investments, DoorDash’s business, financial condition, and results of operations could be adversely affected.

If DoorDash fails to maintain an effective system of disclosure controls and internal control over financial reporting, DoorDash’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, DoorDash is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of the NYSE. DoorDash expects that the requirements of these rules and regulations will continue to increase DoorDash’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on DoorDash’s personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that DoorDash maintains effective disclosure controls and procedures and internal control over financial reporting. DoorDash is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by DoorDash in the reports that it will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to DoorDash’s principal executive and financial officers. DoorDash is also continuing to improve its internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In connection with the audit of DoorDash’s consolidated financial statements as of and for the years ended December 31, 2018 and 2019, DoorDash and its independent registered public accounting firm identified a material weakness in DoorDash’s internal control over financial reporting. To address this material weakness, DoorDash hired additional accounting, engineering, and business intelligence personnel and implemented process level and management review controls to identify and address emerging risks. While DoorDash believes this material weakness has been remediated as of December 31, 2020, DoorDash cannot assure Wolt securityholders that DoorDash has identified all of its existing material weaknesses, or that it will not in the future have additional material weaknesses.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, DoorDash has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems, or the existing systems and third-party software applications that DoorDash relies on for financial reporting, do not perform as expected, DoorDash may experience further deficiencies in its controls and DoorDash may not be able to meet its financial reporting obligations.

DoorDash’s current controls and any new controls that DoorDash develops may become inadequate because of changes in conditions in DoorDash’s business. Further, additional weaknesses in DoorDash’s disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm DoorDash’s results of operations or cause DoorDash to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of DoorDash’s internal control over financial reporting that DoorDash is required to include in its periodic reports that will be filed with the SEC commencing with DoorDash’s second annual report on Form 10-K. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause Wolt securityholders to lose confidence in DoorDash’s reported financial and other information, which would likely have a negative effect on the trading price of DoorDash Class A common stock. In addition, if DoorDash is unable to continue to meet these requirements, DoorDash may not be able to remain listed on the NYSE.

Additionally, commencing with DoorDash’s second annual report on Form 10-K, KPMG LLP, an independent registered public accounting firm, will attest to the effectiveness of DoorDash’s internal control over financial reporting as of December 31, 2021 in a report to be included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2021. At such time, DoorDash’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which DoorDash’s internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on DoorDash’s business and results of operations and could cause a decline in the price of DoorDash’s Class A common stock.

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The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s legal and regulatory environment” on pages 47–55 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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If Dashers are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.

DoorDash is subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of Dashers that utilize DoorDash’s platform as independent contractors. The tests governing whether a Dasher is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for DoorDash. DoorDash maintains that Dashers that utilize its platform are independent contractors. However, Dashers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on the local logistics industry. A reclassification of Dashers or other delivery service providers as employees would adversely affect DoorDash’s business, financial condition, and results of operations, including as a result of:

•

monetary exposure arising from, or relating to failure to, withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to the California Labor Code Private Attorneys General Act (“PAGA”) and government fines;

•	injunctions prohibiting continuance of existing business practices;

•	claims for employee benefits, social security, workers’ compensation, and unemployment;

•	claims of discrimination, harassment, and retaliation under civil rights laws;

•	claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

•

other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to DoorDash’s reputation and brand.

In addition to the harms listed above, a reclassification of Dashers or other delivery service providers as employees would require DoorDash to significantly alter its existing business model and operations and impact DoorDash’s ability to add and retain Dashers to its platform and grow its business, which DoorDash would expect to have an adverse effect on DoorDash’s business, financial condition, and results of operations.

DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex Operations West, Inc. v. Superior Court (“Dynamex”). DoorDash is currently involved in a number of putative class actions and representative actions brought, for example, pursuant to PAGA, and numerous individual claims, including those brought in arbitration or compelled pursuant to the terms of DoorDash’s independent contractor agreements to arbitration, challenging the classification of Dashers that utilize DoorDash’s platform as independent contractors. For additional information about these types of legal proceedings, see the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings” of this Prospectus.

Some jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. For example, as further described in the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings” of this Prospectus, the California Legislature passed AB 5 and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. DoorDash, along with certain other companies, supported a campaign for the 2020 California ballot initiative (“Proposition 22”) to address AB 5 and preserve flexibility for Dashers, which passed in November 2020. However, on August 20, 2021, the Alameda County Superior Court in California issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General and other groups and individuals have filed notices of appeal to the California Court of Appeal. As a result, to the extent Proposition 22 remains in effect pending further court proceedings, as such, certain provisions regarding compensation, along with certain other requirements, are applicable to DoorDash and Dashers in California and DoorDash’s costs related to Dashers have increased in California. To offset a portion of these increased costs, DoorDash does in certain circumstances charge higher fees and commissions, which could result in lower order volumes over time. Depending on whether and how much it chooses to increase fees and commissions, these increased costs could also lead to a lower Net Revenue Margin, which DoorDash previously referred to in past SEC filings as Take Rate, defined as revenue expressed as a percentage of Marketplace GOV. The provisions resulting from Proposition 22 that are now applicable to DoorDash include, but are not limited to, (i) net earnings (which excludes tips, tolls, and certain other amounts) to Dashers no less than a net earnings floor equal to (A) 120% of the minimum wage for a Dasher’s engaged time and (B) for Dashers using a motor vehicle, $0.30 per engaged mile (which amount shall be adjusted for inflation after 2021) and (ii) for Dashers averaging at least fifteen (15) hours per week of engaged time during a calendar quarter who subscribe to a qualifying health plan, payments to such Dashers of healthcare subsidies of varying dollar amounts depending on a Dasher’s engaged time per week. As such, Proposition 22 is likely to have an adverse impact on DoorDash’s results of operations. In addition, several jurisdictions where DoorDash operates may be considering adopting legislation that would pair worker flexibility and independence with new protections and benefits, and DoorDash engaged in ongoing discussions with Dashers, policy makers and other stakeholders regarding the future of the type of work that Dashers perform. To the extent other states adopt such legislation, DoorDash would expect its costs related to Dashers in such jurisdictions to increase and DoorDash could experience lower order volumes in such jurisdictions if it charges higher fees and commissions as a result of such laws, which would adversely impact DoorDash’s results of operations. Even with the passage of Proposition 22 and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. For example, certain plaintiffs filed a claim in California Superior Court challenging the constitutionality of Proposition 22, which resulted in the Alameda County Superior Court’s order noted above (which is being appealed), and similar challenges may also be filed. Furthermore, if Dashers are determined to be employees in other states or under federal law, this could result in even higher increases to DoorDash’s costs related to Dashers, which would likely lead DoorDash to increase fees and commissions even more and may result in further lower order volumes. To the extent Dashers are determined to be employees under other state or federal law, DoorDash would be required to significantly alter its existing business model and operations, which would have an adverse impact on DoorDash’s business, financial condition, and results of operations.

Taxing authorities may successfully assert that DoorDash has not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on DoorDash, and any such assessments, obligations, or inaccuracies could adversely affect DoorDash’s business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like DoorDash’s is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to DoorDash’s business or to local logistics businesses generally.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect DoorDash’s financial condition and results of operations.

DoorDash is subject to indirect taxes, such as payroll, sales, use, value-added, and goods and services taxes in the United States and foreign jurisdictions where it operates, such as Canada and Australia, and it may face various indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, DoorDash collects and remits indirect taxes. However, tax authorities may raise questions about, or challenge or disagree with, DoorDash’s calculation, reporting, or collection of taxes and may require DoorDash to collect taxes in jurisdictions in which DoorDash does not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring DoorDash to collect taxes in jurisdictions in which it does not currently do so or to collect additional taxes in a jurisdiction in which DoorDash currently collects taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage merchants, consumers, and Dashers from utilizing DoorDash’s offerings, or could otherwise harm DoorDash’s business, financial condition, and results of operations. Further, even where DoorDash collecting taxes and remitting them to the appropriate authorities, DoorDash may fail to accurately calculate, collect, report, and remit such taxes. Additionally, if merchants try to pass along increased additional taxes and raise prices to consumers, order volume may decline. Although DoorDash has reserved for potential payments of possible past tax liabilities in its financial statements, if these liabilities exceed such reserves, DoorDash’s financial condition would be harmed.

Under state tax law, DoorDash may be deemed responsible for collecting and remitting sales taxes directly to certain states. DoorDash’s responsibility for these taxes may be applicable to past sales and could be applicable to the cost of goods or fees charged on DoorDash’s platform. A successful assertion that DoorDash should be collecting additional sales, use, or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses. These taxes could also increase the cost for consumers using DoorDash’s platform. Any of the foregoing would adversely affect DoorDash’s business, financial condition, and results of operations.

Additionally, one or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like that of DoorDash. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online. Requiring tax reporting or collection could decrease merchant, consumer, or Dasher activity, which would harm DoorDash’s business. This new legislation could require DoorDash or Dashers to incur substantial costs in order to comply, including costs associated with tax calculation, collection, and remittance and audit requirements, which could make DoorDash’s offerings less attractive and could adversely affect DoorDash’s business, financial condition, and results of operations. Also, the U.S. and certain foreign jurisdictions have tax rules generally requiring payors to obtain payee taxpayer information and report payments to unrelated parties to the government. Under certain circumstances, a failure to comply with such obligations may cause DoorDash to become liable for monetary penalties or to withhold a percentage of the amounts paid to Dashers and merchants and remit such amounts to the taxing authorities. Due to the large number of Dashers and merchants, and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to DoorDash if it was unable to remedy such failures in a timely manner.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in DoorDash’s financial statements and any such difference may adversely affect DoorDash’s results of operations in future periods in which DoorDash change its estimates of its tax obligations or in which the ultimate tax outcome is determined.

DoorDash may have exposure to greater than anticipated tax liabilities.

DoorDash is subject to income taxes in the United States and certain foreign jurisdictions. DoorDash’s effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, and the valuation of deferred tax assets. Increases in DoorDash’s effective tax rate would reduce profitability or increase losses.

As DoorDash expands the scale of its international business activities, any changes in the United States or foreign taxation of such activities may increase DoorDash’s worldwide effective tax rate and harm its business, financial condition, and results of operations.

Further, income earned by DoorDash and its subsidiaries may be subject to taxation in more than one jurisdiction, such as the jurisdiction of incorporation or organization of DoorDash or the applicable subsidiary as well as the jurisdiction from which such income is derived. This may result in double taxation if relief is not available under applicable domestic or non-U.S. law or an applicable tax treaty. Any double taxation may impact the financial results of DoorDash’s operations.

DoorDash has been subject to examination, and may be subject to examination in the future, by federal, state, local, and foreign tax authorities on income, employment, sales, and other tax matters. While DoorDash regularly assesses the likelihood of adverse outcomes from such examinations and the adequacy of DoorDash’s provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on DoorDash’s business, financial condition, and results of operations. Certain risks relating to employment taxes and sales taxes are described in more detail under “– If Dashers in the United States are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.” and “– Taxing authorities may successfully assert that DoorDash has not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on DoorDash, and any such assessments, obligations, or inaccuracies could adversely affect DoorDash’s business, financial condition, and results of operations.”

In addition, regulatory or legislative developments may also arise from the proposed U.S. tax reform under the Biden Administration, which has proposed a new corporate alternative minimum tax and increased taxation of international business operations. There is uncertainty regarding what changes, if any, will be enacted and the effect on DoorDash’s business and financial results.

DoorDash’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2021, DoorDash had accumulated $4,125 million and $3,265 million of federal and state net operating loss carryforwards (“NOLs”), respectively, available to reduce future taxable income, some of which will begin to expire in 2036 for federal and 2024 for state tax purposes. It is possible that DoorDash will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in DoorDash’s ownership by “5 percent stockholders” that exceeds fifty (50) percentage points over a rolling three-year period. Similar rules may apply under state tax laws. DoorDash’s ability to use NOLs and other tax attributes, including R&D credit carryforwards, to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future. Prior to the utilization of NOLs in the future, DoorDash will determine whether there are any limitations under Section 382 of the Code.

There is also a risk that due to changes in applicable law or regulatory changes (such as suspensions on the use of NOLs and other tax attributes by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect) or other unforeseen reasons, DoorDash’s existing NOLs and other tax attributes could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, DoorDash may not be able to realize a tax benefit from the use of its NOLs and other tax attributes.

DoorDash’s business is subject to a variety of U.S. and international laws and regulations, including those related to worker classification, Dasher pay, and pricing and commissions, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject DoorDash to claims or otherwise adversely affect DoorDash’s business, financial condition, or results of operations and subject it to legal claims.

The local delivery logistics industry and DoorDash’s business model are relatively nascent and rapidly evolving. DoorDash is or may become subject to a variety of laws in the United States and other jurisdictions, including those related to worker classification, Dasher pay, insurance, and pricing and commissions. Laws, regulations, and standards governing issues such as worker classification or DoorDash’s relationship with Dashers on its platform more generally (for example, those concerning Dasher pay, insurance requirements, and other aspects of DoorDash’s relationship with Dashers), labor and employment, anti-discrimination, food safety, alcoholic beverages and other highly regulated products, online credit card payments, gratuities, pricing and commissions, text messaging, membership services, intellectual property, data retention, privacy, data security, consumer protection, background checks, website and mobile application accessibility, and tax are often complex, subject to change, and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws, and whether they are applicable to DoorDash, are often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and companies engaged in dealings with independent contractors. Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to DoorDash’s business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to DoorDash’s business, including by changing employment-related laws or by regulating or capping the commissions businesses like that of DoorDash agree to with merchants or the fees that

DoorDash may charge consumers. For example, in connection with the COVID-19 pandemic, over fifty (50) jurisdictions across the United States, including many jurisdictions in California have implemented temporary price controls on local food delivery logistics platforms. In addition, some jurisdictions have enacted permanent price controls, as further described in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Factors affecting DoorDash’s future performance – Price controls” of this Prospectus. There are legislative proposals in additional jurisdictions to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made in the future. These price controls have had in the past, and are likely to have in the future, an adverse effect on DoorDash’s results of operations. These price controls have also caused, and may in the future cause, DoorDash to increase the fees it charges to consumers, though DoorDash aware of multiple jurisdictions which have adopted explicit limits or prohibitions against doing so in connection with price controls, which could further increase DoorDash’s costs. In addition, certain jurisdictions may challenge the way in which DoorDash categorizes or collects such increased consumer fees on its platform. For example, the City of Chicago has challenged such fees as confusing and/or misleading to consumers. Although temporary price controls in some jurisdictions in which DoorDash operates have expired, with the continued duration of the COVID-19 pandemic, DoorDash expects existing price controls to persist in the near term and for additional jurisdictions where DoorDash operates to implement similar price controls. If any of these events occur, or if price controls are retained after the COVID-19 pandemic subsides, DoorDash’s business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on DoorDash from one jurisdiction to another, which creates additional challenges to managing DoorDash’s business.

DoorDash’s success, or perceived success, and increased visibility may also drive some businesses that perceive DoorDash’s business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where DoorDash may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede DoorDash’s business and the ability of merchants, consumers, and Dashers to use DoorDash’s platform. If DoorDash is not able to comply with these laws or regulations or if it becomes liable under these laws or regulations, including any future laws or obligations that DoorDash may not be able to anticipate at this time, DoorDash could be adversely affected, and it may be forced to implement new measures to reduce its exposure to this liability. This may require DoorDash to expend substantial resources or to discontinue certain services or platform features, which would adversely affect DoorDash’s business. Any failure to comply with applicable laws and regulations could also subject DoorDash to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect DoorDash’s reputation or otherwise impact the growth of its business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect DoorDash’s business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by DoorDash to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect DoorDash’s business.

DoorDash receives, transmits, and stores a large volume of personal data relating to the users on its platform, as well as other personal data relating to individuals such as DoorDash’s employees. As further described in the section titled “Information about DoorDash – Business of DoorDash – Regulatory environment”, numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Law, Australia’s Privacy Act, the European Union’s General Data Protection Regulation (the “GDPR”), the Telephone Consumer Protection Act of 1991 (the “TCPA”), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act (the “CCPA”). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

The CCPA continues to evolve and could require DoorDash to modify its data processing practices and policies and expose DoorDash to further regulatory or operational burdens. Also. the California Privacy Rights Act (the “CPRA”) was approved by California voters and significantly modifies the CCPA, resulting in further uncertainty and likely requiring DoorDash to incur additional costs and expenses in an effort to comply. The CPRA has created obligations relating to personal information as of January 1, 2022. Other states have also enacted or proposed similar privacy laws. For example, in March 2021, Virginia enacted a Consumer Data Protection Act that will go into effect January 1, 2023, and Colorado enacted a Colorado Privacy Act that will go into effect July 1, 2023. Both of these laws differ from the CPRA. Similar laws are being considered by other state legislatures. This legislation and other proposed laws may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of data and could result in increased compliance costs or changes in business practices and policies. In addition, all fifty (50) states have laws including obligations to provide notification of security breaches involving personal data to affected individuals, state officers and others.

DoorDash has incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the CCPA, CPRA and GDPR imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, DoorDash may face challenges in addressing their requirements and making necessary changes to its policies and practices and may incur significant costs and expenses in an effort to do so.

Additionally, DoorDash’s success depends, in part, on its ability to access, collect and use data about and relating to Dashers, merchants, consumers and other individuals. If the use of tracking technologies, such as “cookies,” is further restricted, regulated or blocked, the amount or accuracy of Internet user information DoorDash collects would decrease, which could harm its business and results of operations. Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the practice of online tracking for behavioral advertising and other purposes. U.S. and foreign jurisdictions have enacted, have considered, or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ electronic tracking tools or the use of data gathered with such tools. For example, the European Commission has proposed a draft regulation, known as the Regulation of Privacy and Electronic Communications (the “ePrivacy Regulation”), which would replace the current ePrivacy Directive. If adopted, the earliest date for entry into force is in 2023, with broad potential impacts on the use of Internet-based services and tracking technologies, such as cookies. DoorDash expects to incur additional costs to comply with the requirements of the ePrivacy Regulation and national implementation laws once they are enacted. In addition to the EU, other regulators are increasingly focusing on compliance with requirements related to the online behavioral advertising ecosystem. For example, the CCPA grants California consumers the right to opt-out of a company’s sharing of personal information for advertising purposes in exchange for money or other valuable consideration. Moreover, some providers of consumer devices and web browsers have implemented means to make it easier for Internet users to block tracking technologies or to require new permissions from users for certain activities, which could, if widely adopted, significantly reduce the effectiveness of such practices and technologies. For example, Apple introduced an iOS update in April 2021 that allowed users to more easily opt-out of tracking activity across devices, which has impacted and may continue to impact business. As a result, DoorDash may have to develop alternative systems to determine its customers’ behavior, customize their online experience or efficiently market to them.

Despite DoorDash’s efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that DoorDash’s interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. DoorDash’s failure, or the failure by its third-party providers or merchants on DoorDash’s platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal data or other data relating to Dashers, consumers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage DoorDash’s reputation, discourage new and existing Dashers and consumers from using its platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect DoorDash’s business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm DoorDash’s reputation and brand and adversely affect DoorDash’s business, financial condition, and results of operations.

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The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s dependence on third parties” on pages 55–60 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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DoorDash primarily relies on a third-party payment processor to process payments made to merchants and Dashers and a small number of third-party payment processors to process payments made by consumers, and if DoorDash cannot manage its relationship with such third party and other payment-related risks, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash primarily relies on a third-party payment processor, Stripe, to process payments made to merchants and Dashers and a small number of third-party payment processors to process payments made by consumers. Under DoorDash’s commercial agreement with Stripe, Stripe may terminate the relationship with advanced notice. If Stripe terminates its relationship with DoorDash or refuses to renew the agreement with DoorDash on commercially reasonable terms, DoorDash would be required to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by Stripe may not meet DoorDash’s expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause DoorDash to lose its ability to accept online payments or other payment transactions or make timely payments to merchants and Dashers, any of which could disrupt DoorDash’s business for an extended period of time, make DoorDash’s platform less convenient and attractive to users, and adversely affect DoorDash’s ability to attract and retain qualified merchants, consumers, and Dashers.

Nearly all payments by DoorDash’s consumers are made by credit card or debit card or through third-party payment services, which subjects DoorDash to certain regulations and to the risk of fraud. DoorDash may in the future offer new payment options to consumers that may be subject to additional regulations and risks. DoorDash is also subject to a number of other laws and regulations relating to the payments it accepts from its consumers, including with respect to money laundering, money transfers, privacy, and information security. If DoorDash fails to or is alleged to fail to comply with applicable regulations, it may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines, or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make DoorDash’s platform less convenient and attractive to consumers. DoorDash also relies on data provided by Stripe for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Further, if DoorDash is deemed to be a money transmitter as defined by applicable law, it could become subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies that may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, DoorDash could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if DoorDash expands into new jurisdictions, the foreign regulations governing its business that DoorDash is subject to will expand as well. If DoorDash is found to be a money transmitter under any applicable regulation and DoorDash is not in compliance with such regulations, DoorDash may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. DoorDash could also be required to make changes to its business practices or compliance programs as a result of regulatory scrutiny.

Additionally, DoorDash’s primary third-party payment processor requires DoorDash to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit DoorDash from providing certain services to some users, be costly to implement, or difficult to follow. If DoorDash fails to comply with these rules or regulations, it may be subject to fines and higher transaction fees and lose its ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and DoorDash’s business, financial condition, and results of operations could be adversely affected. DoorDash has also agreed to reimburse its third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if DoorDash violates these rules. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash relies on third-party background check providers to screen potential Dashers and if such providers fail to provide accurate information or DoorDash does not maintain business relationships with them, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Where permitted under applicable law, DoorDash relies on third-party background check providers to provide the criminal and/or driving records of potential Dashers and, in some cases, existing Dashers to help identify those that are not qualified to use DoorDash’s platform pursuant to applicable law or DoorDash’s internal standards, and DoorDash’s business may be adversely affected to the extent such providers do not meet their contractual obligations, DoorDash’s expectations, or the requirements of applicable law or regulations. If any of DoorDash’s third-party background check providers terminates its relationship with DoorDash or refuses to renew its agreement with DoorDash on commercially reasonable terms, DoorDash may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe. In certain jurisdictions, including the United States, DoorDash relies on a single third-party background check provider for these jurisdictions. If DoorDash cannot find alternate third-party background check providers on terms acceptable to DoorDash, it may not be able to timely onboard potential Dashers, and as a result, its platform may be less attractive to potential Dashers and DoorDash may have difficulty finding enough Dashers to meet consumer demand. Further, if the background checks conducted by the third-party background check providers are inaccurate or do not otherwise meet DoorDash’s expectations, unqualified Dashers may be permitted to make deliveries on DoorDash’s platform, and as a result, DoorDash may be unable to adequately protect or provide a safe environment for its merchants and consumers and qualified Dashers may be inadvertently excluded from DoorDash’s platform. For example, DoorDash had a Dasher who had a criminal conviction that should have excluded him from using DoorDash’s platform who was nonetheless cleared by one of the background check providers, and as a result, DoorDash allowed him to make deliveries on its platform and he was subsequently alleged to cause personal injury to a merchant on the platform. As a result of inaccurate background checks, DoorDash’s reputation and brand could be adversely affected and DoorDash could be subject to increased regulatory or litigation exposure. In addition, if a Dasher engages in criminal activity after the third-party background check has been conducted, DoorDash may not be informed of such criminal activity and this Dasher may be permitted to continue making deliveries on DoorDash’s platform. In addition, if the background checks conducted by DoorDash’s third-party background check providers do not meet the requirements under applicable laws and regulations, DoorDash could face legal liability or negative publicity.

DoorDash is also subject to a number of laws and regulations applicable to background checks for potential and existing Dashers that utilize DoorDash’s platform. If DoorDash or its third-party background check providers fail to comply with applicable laws, rules, and legislation, DoorDash’s reputation, business, financial condition, and results of operations could be adversely affected, and DoorDash could face legal action, including class, collective, or other representative actions. For example, DoorDash has faced non-material issues in the past, including lawsuits and demand letters, related to notice requirements around background checks. In addition, background check qualification processes may be limited in certain jurisdictions based on national and local laws, and DoorDash’s third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In jurisdictions where DoorDash’s industry does not have regulations establishing standards for background checks, DoorDash decides on the scope of its background checks and the cadence with which it conducts such background checks. By choosing background checks that are less thorough in scope than DoorDash is permitted to conduct under applicable law or regulation, or by failing to run additional background checks after Dashers are on-boarded, DoorDash may face negative publicity or become subject to litigation in the future.

Any negative publicity related to any of DoorDash’s third-party background check providers, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect DoorDash’s reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

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The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s intellectual property” on pages 60–62 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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Failure to adequately protect its intellectual property could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s business depends on its intellectual property, the protection of which is crucial to the success of the business. DoorDash relies on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect its intellectual property. In addition, DoorDash attempts to protect its intellectual property, technology, and confidential information by requiring its employees and consultants who develop intellectual property on its behalf to enter into confidentiality and invention assignment agreements, and third parties DoorDash shares information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of DoorDash’s confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of DoorDash’s confidential information or technology, or infringement of DoorDash’s intellectual property. Despite DoorDash’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of its platform or other software, technology, and functionality or obtain and use information that DoorDash considers proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain DoorDash’s intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, and legal or other methods of protecting this data may be inadequate. Also, applicable laws or regulations could force DoorDash to disclose its intellectual property, such as its trade secrets and other proprietary information. For example, the City Council of New York passed a law which went into effect in December 2021 that would require DoorDash to provide customer data, such as names, phone numbers, emails and delivery addresses, to restaurants merchants for orders on DoorDash’s platform in New York City, unless a customer opts out. DoorDash has filed a lawsuit challenging this law, and New York City has agreed not to enforce the law against DoorDash during the pendency of the litigation. If the lawsuit is not successful, complying with this law could have an adverse effect on DoorDash’s intellectual property or result in harm to DoorDash’s reputation or brand.

DoorDash has registered, among other trademarks, the term “DoorDash” in the United States, Canada, and other jurisdictions. Competitors have and may continue to adopt service names similar to those of DoorDash, thereby harming DoorDash’s ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to DoorDash’s trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce DoorDash’s intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, DoorDash may not timely or successfully apply for a patent or register its trademarks or otherwise secure its intellectual property. DoorDash’s efforts to protect, maintain, or enforce its proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect DoorDash’s business, financial condition, and results of operations.

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The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s indebtedness and liquidity” on pages 62–63 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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DoorDash may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, DoorDash has financed its operations primarily through equity issuances and cash generated from DoorDash’s operations. To support the growing business and to effectively compete, DoorDash must have sufficient capital to continue to make significant investments in its platform. DoorDash intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance its existing platform, improve its operating infrastructure, or acquire complementary businesses and technologies. DoorDash believes its working capital will be sufficient to meet its anticipated operating cash needs for at least the next 12 months and beyond. From time to time, DoorDash may seek additional equity or debt financing to fund capital expenditures, strategic initiatives or investments and its ongoing operations. If DoorDash raises additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, its existing stockholders could suffer significant dilution, and any new securities DoorDash issues could have rights, preferences, and privileges superior to those of holders of DoorDash’s Class A common stock. DoorDash evaluates financing opportunities from time to time, and DoorDash’s ability to obtain financing will depend, among other things, on DoorDash’s development efforts, business plans, and operating performance and the condition of the capital markets at the time it seeks financing. DoorDash may not be able to obtain additional financing on terms favorable to DoorDash, if at all. If DoorDash is unable to obtain adequate financing or financing on terms satisfactory to DoorDash when DoorDash requires it, DoorDash’s ability to continue to support its business growth and to respond to business challenges could be impaired, and DoorDash’s business, financial condition, and results of operations may be adversely affected.

DoorDash’s revolving credit facility contains financial covenants and other restrictions on DoorDash’s actions that may limit its operational flexibility or otherwise adversely affect DoorDash’s results of operations.

The terms of DoorDash’s revolving credit facility includes a number of covenants that limit DoorDash’s ability and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of DoorDash’s assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of the revolving credit facility may restrict DoorDash’s current and future operations and could adversely affect DoorDash’s ability to finance its future operations or capital needs. In addition, complying with these covenants may make it more difficult for DoorDash to successfully execute its business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.

A failure by DoorDash to comply with the covenants or payment requirements specified in DoorDash’s credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under the revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the revolving credit facility were to be accelerated, DoorDash may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect DoorDash’s business, cash flows, results of operations, and financial condition. Even if DoorDash was able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to DoorDash. As of December 31, 2021, there were no amounts outstanding under the revolving credit facility.

For additional information on DoorDash’s revolving credit facility, see the section titled “Information about DoorDash – Business of DoorDash – Material agreements – Bank commitments and letters of credit” of this Prospectus.

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The following new risk factor is inserted after the risk factor titled “Wolt’s international operations subject it to additional risks that can adversely affect Wolt’s business, results of operations and financial condition” in the section titled “Risk factors – Risks related to Wolt’s business, operations, and legal and regulatory environment” on page 65 of the Prospectus. New or amended paragraphs or information, as applicable, have been underlined.

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The conflict between Russia and Ukraine and its impact, including the related sanctions and export controls, could adversely affect Wolt’s results of operations.

As a result of Russia’s military attack and operations in Ukraine, the European Union, the United Kingdom and the United States, among others, have developed coordinated sanctions and export-control measure packages targeting Russia. While Wolt does not operate in Russia or Ukraine, it has significant operations in countries that border Russia and Ukraine and has customers and partners from both countries. Russian military operations, as well as sanctions and export controls, may negatively impact Wolt’s operations by, for example:

•	causing Wolt to discontinue relationships with certain customers or partners;

•	limiting, or eliminating, the availability of certain products available from merchants or Wolt Market;

•	restricting Wolt’s ability to pay, or receive payment from, customers and partners using Russian financial institutions;

•	disrupting internet access, mobile connectivity or use of mobile applications;

•

increasing the costs of sanctions compliance, in particular as Wolt has a payment institution license in Finland and is obligated to act in compliance with regulatory conditions associated therewith, with a risk of monetary fines and/or suspension of licensed activities for failure to comply;

•	increasing the costs of fuel or energy, leading for instance to increased costs for couriers or Wolt’s operations; or

•	disrupting regional and global supply chains, financial markets, and economic conditions.

In the event that the conflict fails to abate, or escalates further, additional governmental sanctions and export controls may be enacted, which may, together with the conflict itself, further adversely impact the economy regionally or in a widespread manner, as well as banking and monetary systems and markets. This may further impact Wolt’s operations and its customers and partners in this region or in a widespread manner.

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The following risk factors in the section titled “Risk factors – Risks related to DoorDash’s Class A common stock” on pages 76–82 of the Prospectus are amended. New or amended paragraphs or information, as applicable, have been underlined.

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The trading price of DoorDash’s Class A common stock may be volatile, and Wolt securityholders could lose all or part of their investment.

The trading price of DoorDash’s Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond DoorDash’s control. These fluctuations could cause Wolt securityholders to lose all or part of their investment in DoorDash’s Class A common stock. Factors that could cause fluctuations in the trading price of DoorDash’s Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in DoorDash’s industry in particular;

•	sales of shares of DoorDash’s Class A common stock by DoorDash or its stockholders, as well as the perception that such sales could occur;

•

failure of securities analysts to maintain coverage of DoorDash, changes in financial estimates by securities analysts who follow DoorDash, or DoorDash’s failure to meet these estimates or the expectations of Wolt securityholders;

•	the financial projections DoorDash may provide to the public, any changes in those projections, or DoorDash’s failure to meet those projections;

•	announcements by DoorDash or its competitors of new services or platform features;

•	the public’s reaction to DoorDash’s press releases, other public announcements, and filings with the SEC, or those of DoorDash’s competitors or others in DoorDash’s industry;

•	rumors and market speculation involving DoorDash or other companies in its industry;

•	actual or anticipated changes in DoorDash’s results of operations or fluctuations in DoorDash’s results of operations;

•	actual or anticipated developments in DoorDash’s business, its competitors’ businesses, or the competitive landscape generally;

•	litigation involving DoorDash, its industry or both, or investigations by regulators into DoorDash’s operations or those of its competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning DoorDash’s intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services, or technologies by DoorDash or its competitors, such as DoorDash’s announcement of the pending acquisition of Wolt;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to DoorDash’s business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in DoorDash’s management;

•	general economic conditions and slow or negative growth of DoorDash’s markets; and

•

other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against DoorDash, could result in substantial costs and a diversion of DoorDash’s management’s attention and resources.

The multi-class structure of DoorDash’s common stock and the voting agreement and irrevocable proxy between the DoorDash Co-Founders has the effect of concentrating voting power with Tony Xu, DoorDash’s co-founder, Chief Executive Officer, and Chair of DoorDash’s board of directors, which will limit Wolt securityholders’ ability to influence the outcome of matters submitted to DoorDash’s stockholders for approval, including the election of DoorDash’s board of directors, the adoption of amendments to the DoorDash Certificate and DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets, or other major corporate transaction.

DoorDash’s Class A common stock has one (1) vote per share, the Class B common stock has twenty (20) votes per share, and the Class C common stock has no voting rights, except as otherwise required by law. Tony Xu, Andy Fang, and Stanley Tang (the “DoorDash Co-Founders”) together hold all of the issued and outstanding shares of DoorDash’s Class B common stock. As of December 31, 2021, Tony Xu, DoorDash’s co-founder, Chief Executive Officer, and Chair of DoorDash’s board of directors (the “DoorDash Board”), Andy Fang, DoorDash’s co-founder, Head of Consumer Engineering, and a member of the DoorDash Board, and Stanley Tang, DoorDash’s co-founder, Head of DoorDash Labs, and a member of the DoorDash Board collectively held 66% of the voting power of DoorDash’s outstanding capital stock in aggregate, which voting power may increase over time as the DoorDash Co-Founders exercise or vest in outstanding equity awards (including those equity awards granted to the DoorDash Co-Founders prior to DoorDash’s initial public offering in December 2020 (the “DoorDash IPO”) and subject to equity exchange right agreements further described in the section titled “Information about DoorDash – Related party transactions of DoorDash – Other transactions” of this Prospectus. If all such equity awards held by the DoorDash Co-Founders (including the CEO Performance Award (as defined in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Results of operations – Comparison of the nine months ended September 30, 2020 and 2021 – General and administrative” of this Prospectus) had been exercised or vested and exchanged for shares of Class B common stock as of December 31, 2021, the DoorDash Co-Founders would collectively hold 76% of the voting power of DoorDash’s outstanding capital stock.

The DoorDash Co-Founders have also entered into a voting agreement (the “DoorDash Voting Agreement”), whereby Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of DoorDash’s stockholders, including the election of the DoorDash Board, the adoption of amendments to the DoorDash Certificate and DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets, or other major corporate transaction. Mr. Xu may have interests that differ from those of some Wolt securityholders and may vote in a way with which some Wolt securityholders disagree and which may be adverse to interests of some Wolt securityholders. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of DoorDash, could deprive DoorDash’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of DoorDash, and might ultimately affect the market price of DoorDash’s Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between the DoorDash Co-Founders and other stockholders of DoorDash, which may result in Mr. Xu undertaking, or causing DoorDash to undertake, actions that would be desirable for himself or the DoorDash Co-Founders but would not be desirable for DoorDash’s other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions. In addition, each share of Class B common stock will convert automatically into one (1) share of Class A common stock upon certain conditions described in the section titled “Information about DoorDash – Shares and share capital of DoorDash – Common stock – Conversion of Class B common stock” of this Prospectus. DoorDash has no current plans to issue shares of DoorDash’s Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law). These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to DoorDash’s service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of DoorDash’s stockholders and this dilution could eventually result in the DoorDash Co-Founders, in particular Mr. Xu, holding less than a majority of DoorDash’s total outstanding voting power. Once the DoorDash Co-Founders own less than a majority of DoorDash’s total outstanding voting power, Mr. Xu would no longer have the unilateral ability to elect all of members of the DoorDash Board and to determine the outcome of any matter submitted for a vote of DoorDash’s stockholders. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the voting control of Mr. Xu. Further, the issuance of such shares of Class C common stock to Mr. Xu would also delay the final conversion of all of DoorDash’s outstanding Class B common stock because shares of Class C common stock issued to Mr. Xu would be counted when determining whether the 35% Ownership Threshold has been met, as described in the section titled “Information about DoorDash – Shares and share capital of DoorDash – Common stock – Conversion of Class B common stock” of this Prospectus. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Xu’s control of DoorDash’s voting power and his ability to elect all members of the DoorDash Board and to determine the outcome of most matters submitted to a vote of DoorDash’s stockholders. In addition, DoorDash could issue shares of Class C common stock to the DoorDash Co-Founders and, in that event, they would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing Mr. Xu’s voting control. Any future issuances of shares of Class C common stock will not be subject to approval by DoorDash’s stockholders except as required by the listing standards of the NYSE.

DoorDash cannot predict the effect its multi-class structure may have on the market price of DoorDash’s Class A common stock.

DoorDash cannot predict whether its multi-class structure will result in a lower or more volatile market price of its Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For further information on these policies, see the section titled “Information about DoorDash – Shares and share capital of DoorDash – Shares and share capital of this Prospectus”. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make DoorDash’s Class A common stock less attractive to other investors. As a result, the market price of DoorDash’s Class A common stock could be adversely affected.

DoorDash has implemented “sell-to-cover” in which shares of DoorDash’s Class A common stock are sold into the market on behalf of DoorDash RSU holders upon vesting and/or settlement of DoorDash RSUs to cover tax withholding liabilities and such sales will result in dilution to DoorDash’s stockholders. DoorDash also permits certain DoorDash RSU holders to elect to cover the DoorDash RSU tax withholding liabilities by providing to DoorDash a cash payment amount.

To fund the tax withholding and remittance obligations arising in connection with the future vesting and/or settlement of DoorDash RSUs, DoorDash will either (i) withhold shares of DoorDash’s Class A common stock that would otherwise be issued with respect to such DoorDash RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of the DoorDash IPO) to satisfy such tax obligations, (ii) have the holders of such DoorDash RSUs use a broker or brokers to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to DoorDash for remittance to the relevant taxing authorities, in order to satisfy such tax withholding and remittance obligations, or (iii) allow certain holders of such DoorDash RSUs to pay DoorDash an amount in cash, via a broker, sufficient to cover the applicable DoorDash RSU tax withholding obligations. The tax withholding due in connection with such DoorDash RSU vesting and settlement will be based on the then-current value of the underlying shares of DoorDash’s Class A common stock, and DoorDash would expect to withhold and remit the tax withholding liabilities at the applicable statutory rates on behalf of the DoorDash RSU holders to the relevant tax authorities in cash. If DoorDash withholds shares of its Class A common stock that would otherwise be issued with respect to the vesting and/or settlement of DoorDash RSUs and pay the relevant tax authorities in cash to satisfy such tax obligations, this may result in significant cash expenditures by DoorDash. DoorDash has implemented “sell-to-cover” to satisfy tax withholding obligations, pursuant to which shares with a market value equivalent to the tax withholding obligation are sold on behalf of the holder of the DoorDash RSUs upon vesting and settlement to cover the tax withholding liability and the cash proceeds from such sales are remitted by DoorDash to the taxing authorities. Such sales or any cash amount that the holder provides to DoorDash to cover the applicable DoorDash RSU tax withholding obligations, in either case, will not result in the expenditure of additional cash by DoorDash to satisfy the tax withholding obligations for DoorDash RSUs, but will cause dilution to its stockholders and, to the extent a large number of shares are sold in connection with any vesting event, such sales volume may cause DoorDash’s stock price to fluctuate.